FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF

BEAR FIGHT LLC (AMENDED 9/12/2025)

(A Delaware Limited Liability Company)

THE INTERESTS AND UNITS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED, OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS, OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

FIRST AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

OF

BEAR FIGHT LLC

This **FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT** OF **BEAR FIGHT LLC** (this "*Agreement*") is hereby adopted and entered into by and among its Manager and Members, as defined below, and confirmed and agreed to by Bear Fight LLC, a Delaware limited liability company (the "*Company*"), effective as of August 25 , 2023 (the "*Effective Date*").

WHEREAS, this Agreement sets forth the agreement of the parties as to the governance of the affairs of the Company and the conduct of its business and is intended to replace in its entirety the Limited Liability Company Agreement of the Company dated as of April 19, 2023 (the "***Prior Agreement***"); and

WHEREAS, the initial Member of the Company caused it to be formed as a Delaware limited liability company upon the filing of its Certificate of Formation with the office of the Secretary of State of the State of Delaware under and pursuant to the Delaware Limited Liability Company Act (the "***Act***").

NOW, THEREFORE, the Company and each Member hereby set forth and adopt this First Amended and Restated Limited Liability Company Agreement (within the meaning of the Act) of the Company in its entirety, as follows.

ARTICLE I

DEFINITIONS

1.01   Definitions. Unless otherwise expressly provided herein, the following terms with initial capital letters have the meanings set forth below whenever used in this Agreement:

"***Act***" means the Delaware Limited Liability Company Act, as from time to time amended, and any successor to the Act. Any reference in this Agreement to a specific statutory provision of the Act shall, unless otherwise specifically excluded, include any successor provision(s) to the referenced provision.

"***Adjusted Book Value***" means, with respect to any asset, such asset's adjusted basis for federal income tax purposes, with the following exceptions and adjustments:

(i)   The initial Adjusted Book Value of any asset contributed to the Company by a Unitholder shall be the fair market value of such asset (unreduced by liabilities secured by such asset) as determined in reasonable good faith by the Board;

(ii)   The Adjusted Book Values of all Company assets shall be adjusted to equal their respective fair market values (unreduced by liabilities secured by such assets), as reasonably determined in good faith by the Board, as of the following times: (a) the acquisition from the Company of an additional Interest by any new or existing Member in exchange for

1

more than a <u>de minimis</u> Capital Contribution; (b) the distribution by the Company to a Unitholder of more than a <u>de minimis</u> amount of Company property as consideration for an Interest; (c) the issuance of an Interest (other than a <u>de minimis</u> Interest) in the Company to a service provider as consideration for the provision of services to or for the benefit of the Company; (d) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); (e) the issuance by the Company of a noncompensatory option (other than an option for a <u>de minimis</u> Interest) within the meaning of Regulations Sections 1.721-2(f) and 1.761-3(b)(2); and (f) the acquisition of an Interest by any new or existing Unitholder upon the exercise of a noncompensatory option (within the meaning of Regulations Section 1.721-2(f) and 1.761-3(b)(2)) in accordance with Regulations Section 1.704-1(b)(2)(iv)(s);

(iii)   The Adjusted Book Value of any Company asset distributed to any Unitholder shall be the fair market value of such asset (unreduced by liabilities secured by such asset) on the date of distribution;

(iv)   The Adjusted Book Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Section C.2(h) of <u>Exhibit C</u> hereof; *provided, however*, that Adjusted Book Values shall not be adjusted pursuant to this subsection (iv) to the extent the Board determines that an adjustment pursuant to subsection (ii) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (iv);

(v)   The Adjusted Book Value of each asset determined or adjusted pursuant to subsections (i), (ii) or (iv) above shall thereafter be adjusted by the depreciation taken into account with respect to such asset in computing Net Income or Net Loss.

"***Affiliate***" means any Person that, directly or indirectly, owns or Controls any other Person on an aggregate basis, including all beneficial ownership and ownership or Control as a trustee, guardian or other fiduciary, or that is Controlled by or is under common Control with such other Person.

"***Agreement***" means this Limited Liability Company Agreement of the Company and all schedules and Exhibits hereto, as may be amended from time to time hereafter.

"***Award Agreement***" shall mean an agreement pursuant to which a Person is granted Class B Common Units or Class W Common Units, as applicable.

"***BBA Audit Provisions***" means the provisions for United States federal income tax audits of entities taxable as a partnership in subchapter C of chapter 63 of the Code.

"***Brand***" means Bear Fight Single Malt Whiskey.

"***Brand Standards***" means the Company's Brand Standards Policy, as set forth on Exhibit F.

"***Board***" means the Board of Representatives of the Company, as further described in Sections 5.01 and 5.01(g).

"***Capital Account***" has the meaning set forth in Section 3.03.

"***Capital Contribution***" means any contribution to the capital of the Company in cash or property by a Unitholder, whenever made.

"***Capital Transaction***" means: (a) the dissolution, liquidation or winding-up, whether voluntary or involuntary, of the Company pursuant to Article IX; (b) a Sale of the Company; or (c) any financing or re-financing by the Company that results in the distribution of proceeds therefrom to Members.

"***Cash Available for Distribution***" means the gross cash proceeds from Company's operations, less the portion thereof used to pay or establish reserves for the Company's current and future operations, including, without limitation, all Company expenses, salaries, bonuses, taxes, debt payments, capital improvements, replacements and contingencies, plus the net cash proceeds from all sales, other dispositions and refinancings of Company property, all as determined by the Board in its good-faith discretion.

"***Certificate of Formation***" means the Certificate of Formation of the Company filed with the office of the Secretary of State, as amended or restated from time to time.

"***Class***" means and refers to a particular class of Units of Interest, as more fully described in the other provisions of this Agreement. As of the Effective Date, the Company is authorized to have five Classes of Units: Class A Common Units, Class B Common Units, Class C Common Units, Class 1 Preferred Units, and Class W Common Units.

"***Class 1 Preferred Member***" means each Member designated on Exhibit B attached hereto as having Class 1 Preferred Units or any other Person admitted as a Class 1 Preferred Member of the Company in accordance with this Agreement or the Act. "***Class 1 Preferred Members***" refers to such Persons as a group.

"***Class 1 Preferred Unit***" means an equity interest in the Company that: (a) represents a fractional part of the total Interests in the Company; and (b) has the respective rights, benefits and obligations specified with respect to Class 1 Preferred Units in this Agreement. Class 1 Preferred Units shall be voting Units.

"***Class 1 Preferred Unitholder***" means each Unitholder owning Class 1 Preferred Units in the Company.

"***Class A Common Member***" means each Member designated on Exhibit B as having Class A Common Units or any other Person admitted as a Class A Common Member of the Company in accordance with this Agreement or the Act. "***Class A Common Members***" refers to such Persons as a group.

"***Class A Common Unit***" means an equity interest in the Company that: (a) represents a fractional part of the total Interests in the Company; and (b) has the respective rights, benefits and obligations specified with respect to Class A Common Units in this Agreement. Class A Common Units shall be voting Units.

"***Class A Common Unitholder***" means each Unitholder owning Class A Common Units in the Company.

"***Class B Common Member***" means each Member designated on Exhibit B as having Class B Common Units or any other Person admitted as a Class B Common Member of the Company in accordance with this Agreement or the Act. "***Class B Common Members***" refers to such Persons as a group.

"***Class B Common Unit***" means an equity interest in the Company that: (a) represents a fractional part of the total Interests in the Company; and (b) has the respective rights, benefits and obligations specified with respect to Class B Common Units in this Agreement. Class B Common Units shall be voting Units.

"***Class B Common Unitholder***" means each Unitholder owning Class B Common Units in the Company.

"***Class C Common Member***" means each Member designated on Exhibit B as having Class C Common Units or any other Person admitted as a Class C Common Member of the Company in accordance with this Agreement or the Act. "***Class C Common Members***" refers to such Persons as a group.

"***Class C Common Unit***" means an equity interest in the Company that: (a) represents a fractional part of the total Interests in the Company; and (b) has the respective rights, benefits and obligations specified with respect to Class C Common Units in this Agreement. Class C Common Units shall be non-voting Units.

"***Class C Common Unitholder***" means each Unitholder owning Class C Common Units in the Company.

"***Class W Common Member***" means each Member designated on Exhibit B as having Class W Common Units or any other Person admitted as a Class W Common Member of the Company in accordance with this Agreement or the Act. "***Class W Common Members***" refers to such Persons as a group.

"***Class W Common Unit***" means an equity interest in the Company that: (a) represents a fractional part of the total Interests in the Company; and (b) has the respective rights, benefits and obligations specified with respect to Class W Common Units in this Agreement. Class W Common Units shall be non-voting Units.

"***Class W Common Unitholder***" means each Unitholder owning Class W Common Units in the Company.

"***Code***" means the Internal Revenue Code of 1986 and any successor statute, as the same may be amended from time to time.

"***Company***" means Bear Fight LLC, a Delaware limited liability company.

"***Company Tax Rep***" has the meaning set forth in Section 4.04(c)(i).

"***Control***" (including, with correlative meanings, the terms "***Controlled by***" and "***under common Control with***"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

"***Designated Individual***" has the meaning set forth in Section 4.04(c)(i).

"***Dissolution Event***" has the meaning set forth in Section 8.04.

"***Effective Date***" has the meaning set forth in the preamble.

"***Entity***" means any foreign or domestic corporation, partnership, limited liability company, trust or trustee on behalf of a trust, unincorporated organization, joint venture, association or other entity, governmental body, or regulatory authority.

"***Firm***" has the meaning set forth in Section 10.16.

"***First Transfer Option Period***" has the meaning set forth in Section 8.02(b).

"***Income***" and "***Loss***" means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code section 703(a)(1) shall be included in taxable income or loss), with the adjustments set forth below.

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Income and Loss pursuant to this definition shall be added to such income or loss.

(b)   There shall be subtracted from such income or loss any expenditures of the Company not deductible in computing its taxable income or not properly chargeable to capital account (and that are not otherwise taken into account in computing Income and Loss pursuant to this definition), any expenditures contemplated by section 709 of the Code (except for amounts with respect to which an election is properly made under section 709(b) of the Code), and any expenditures resulting in a deduction for a loss incurred in connection with the sale or exchange of Company property that is disallowed to the Company under sections 267(a)(1) or 707(b) of the Code.

(c) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the book value of the disposed of property, notwithstanding that the adjusted tax basis of such property differs from its book value.

(d) if the Adjusted Book Value of any asset differs from its adjusted tax basis for U.S. federal income tax purposes the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Income and Loss shall be an amount which bears the same ratio to such Adjusted Book Value as the U.S. federal income tax depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis; *provided* that if the U.S. federal income tax depreciation, amortization or other cost recovery deduction is zero, the Board may use any reasonable method for purposes of determining depreciation, amortization or other cost recovery deductions in calculating Income and Loss.

(e) Any payment of compensation in the form of guaranteed payments to Unitholders in exchange for their services (including, without limitation, any amounts of bonuses and severance payments), and other amounts to Unitholders or affiliates thereof for the reasonable value of any goods or services provided to the Company and permitted pursuant to this Agreement, shall be taken into account in accordance with the Company's normal method of accounting and treated as a deductible expense paid to a third party unrelated to any Unitholder (and shall not be treated as a distribution or allocation to a Unitholder of Company income).

(f) Upon any actual or deemed distribution to a Unitholder of any Company property (other than cash or cash equivalents) with respect to any Units, there shall be included and taken into account any unrealized gain or unrealized loss attributable to such distributed property, as if such unrealized gain or unrealized loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to the fair market value of such property.

(g) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code section 734(b) is required under Regulations section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Unitholder's Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of determining Income or Loss.

(h) If the Adjusted Book Value of any or all Company assets is adjusted pursuant to section (ii) or (iii) of the definition of Adjusted Book Value, the amount of such adjustment will be taken into account as gain or loss from the disposition of such asset for purposes of computing Income or Loss.

(i) Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Exhibit C shall not be taken into account in computing Income or Loss.

After taking into account the foregoing adjustments to taxable income, if the result is an excess of income and gains over expenditures, losses and deductions, the Company shall be treated as having "*Net Income*," and if the result is an excess of expenditures, losses and deductions over income and gains, the Company shall be treated as having "*Net Loss*". In addition, the amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Exhibit C shall be determined by applying rules analogous to those set forth above in in clauses (a) through (h) of this definition.

"*Interest*" means all of a Unitholder's legal and equitable rights as an owner in the Company, including without limitation, the Unitholder's share of the profits and losses of the Company, the right to receive distributions of the Company's assets, any right to vote and any rights to participate in the management of the Company as provided in the Act and this Agreement.

"*IRS*" means the United States Internal Revenue Service.

"*JAMS*" has the meaning set forth in Section 10.04(b).

"*LLC Tax Costs*" has the meaning set forth in Section 4.04(c)(iv).

"*Major Holder*" means, with respect to a particular time of determination, (a) any Member that holds at least ten percent (10%) of the then-outstanding Units, or (b) any Class 1 Preferred Member that holds at least seventy-five percent (75%) of the Units first issued to such Member.

"*Majority in Interest*" means, with respect to all or any referenced group of Members, a combination of any of such Members who, in the aggregate, own more than fifty percent (50%) of the voting Units owned by all or such referenced group of Members.

"*Manager*" means Next Century Spirits LLC, any other Person that succeeds such Manager in the capacity as a manager of the Company, and any other Person(s) who may be elected to act as a manager of the Company, during the period in which any such Person is serving as the manager of the Company as provided in this Agreement or under the Act, but does not include any Person that has ceased to be a Manager of the Company. The term "*Managers*" means the Manager at such time or times as the Company may have only one Manager, and means the Managers as a group at such time or times as the Company may have more than one Manager.

"*Member*" means each Person designated as a member of the Company on Exhibit B hereto and any other Person or Persons that shall become a member of the Company in accordance with this Agreement, during the period in which each such Person is a member of the Company as provided pursuant to this Agreement, but does not include any Person who has ceased to be a member of the Company. "*Members*" refers to such Persons as a group. At any

7

time that there is only one Member of the Company, the term "*Members*" when used in this Agreement refers to the one Member.

"*MSA*" means a Management Services Agreement by and between Next Century Spirits LLC and the Company, which Next Century Spirits LLC and the Company shall execute within thirty (30) days of the Effective Date.

"*Parent Transaction*" means, a transfer of all of NCS's Units to a third party or the sale or transfer of all or substantially all of the Company's assets to a third party in connection with a transaction, or that is part of a series of transactions, the primary purpose of which is to effect a roll-up, initial public offering, or similar transaction involving all or substantially all of the assets or equity interests of NCS and its subsidiaries.

"*Percentage Interest*" means, with respect to any Unitholder, the ratio (expressed as a percentage) of the number of Units held by such Member (whether vested or unvested) on such date to the aggregate issued and outstanding Units held by all Unitholders (whether vested or unvested) on such date.

"*Permitted Transfer*" has the meaning set forth in Section 8.02.

"*Permitted Transferee*" means: (a) with respect to a Member who is a natural person, such Person's spouse, domestic partner, children, grandchildren or other living descendants, or a trust of which there are no principal (*i.e.*, corpus) beneficiaries other than the grantor or one or more of such Person or described relatives, and provided that the existing beneficiaries or trustee(s) or grantor(s) of such trust have the power to act with respect to the trust's assets without court approval; and (b) with respect to a Member that is an Entity, any Affiliate of such Member.

"*Person*" means an individual, a custodian for any individual under any jurisdiction's Uniform Transfers to Minors Act or similar statute, a guardianship or guardian on behalf of a guardianship, an estate, or any Entity.

"*Product*" means Bear Fight branded single malt whiskeys.

"*Regulations*" means the temporary and final regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"*Representative*" has the meaning set forth in Section 5.01(b).

"*Safe Harbor Election*" has the meaning set forth in Section 4.08.

"*Sale of the Company*" means: (a) the acquisition of all of the Units of the Company by another Entity by means of any transaction or series of related transactions; (b) any other transaction or series of related transactions in which all or substantially all of the Company's then-outstanding Units are sold; or (c) a sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company.

"**_Second Transfer Option Period_**" has the meaning set forth in Section 8.02(b).

"**_Secretary of State_**" means the office of the Secretary of State of Delaware.

"**_Securities Act_**" means the federal Securities Act of 1933, as amended, and the rules and regulations thereunder.

"**_Tax Distributions_**" has the meaning set forth in Section 4.02(b).

"**_Threshold Amount_**" means, with respect to a Class B Common Unit or a Class W Common Unit, unless otherwise determined by the Board, an amount equal to the fair market value of the Company immediately following the issuance of such Unit, as determined by the Board in good faith immediately prior to the issuance of such Unit; *provided, however*, the Threshold Amount shall not be less than zero dollars ($0). The Board shall have the discretion to reduce the Threshold Amount of any Class W Common Unit if, after the grant of such Class W Common Unit, the fair market value (as determined by the Board in its sole discretion) of the net-equity value of the Company declines. To the extent necessary to preserve the intended economics of a Class B Common Unit or Class W Common Unit, the Board shall adjust the Threshold Amount of any Class B Common Unit or Class W Common Unit to account for any Unit splits, recapitalizations, Capital Contributions or other matters that warrant equitable adjustment to preserve the intended economics of the award of such Unit.

"**_Ultimate Rules_**" has the meaning set forth in Section 4.08.

"**_Unit_**" means each of the Class A Common Units, Class B Common Units, Class C Common Units, Class 1 Preferred Units, and Class W Common Units, which collectively constitute all of the Interests in the Company. Each individual Unit constitutes a fractional part of the Interest of each Unitholder in the Company representing the relative interest, rights and obligations a Unitholder has with respect to certain economic rights, voting, and other items pertaining to the Company as set forth in this Agreement. Unless otherwise provided herein, references in this Agreement to "Units" of a Unitholder include all or the portion of such Unitholder's Interest that is represented by or attributable to, or otherwise relates to, such Units. Whole, as well as fractional, numbers of Units may be issued by the Company or owned by Unitholders. Each Unitholder's numbers of Units of each Class are set forth in Exhibit B, as such Exhibit B may be amended from time to time to reflect transfers or additional issuances of Units in accordance with the terms of this Agreement.

"**_Unitholder_**" means any Member or other Person recognized under this Agreement as owning Units in the Company.

1.02   Successor Statutes and Agencies; Global Terms. Any reference contained in this Agreement to specific statutory or regulatory provisions or to specific governmental agencies or Entities shall include any successor statute or regulation, or agency or Entity, as the case may be. Unless otherwise specified, the references to "Section" and "Article" in this Agreement are to the Sections and Articles of this Agreement. When used in this Agreement, words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement as a whole, unless the context clearly requires otherwise. The use of the words "include" or "including" in this Agreement are by way of example rather than limitation.

ARTICLE II

ORGANIZATION, OFFICES, PURPOSE, AND TERM

2.01 <u>Formation and Organization</u>. The Company was formed as a limited liability company pursuant to the Act on July 8, 2022, upon the filing of the Certificate of Formation of the Company with the Secretary of State. Next Century Spirits LLC, as the initial Member of the Company, authorized Charles F. Trucios (the "***Authorized Person***") to form the Company by filing the Certificate of Formation. The Authorized Person's actions and conduct in connection with the formation of the Company are hereby ratified and adopted by the Company as actions and conduct by and on behalf of the Company and are deemed to be in its best interest. The organizational activities for which the Authorized Person was responsible having been completed, the Authorized Person is hereby relieved of any further duties and responsibilities in that regard, and the Company and its Members hereby agree to indemnify and hold harmless the Authorized Person for any loss, liability, or expense arising from the Authorized Person's actions or conduct in such capacity. This Agreement hereby confirms that Next Century Spirits LLC became the initial Member of the Company as of the effectiveness of the filing of the Certificate of Formation.

2.02 <u>Limited Liability Company Agreement</u>. This Agreement is hereby adopted as the "limited liability company agreement" of the Company within the meaning of the Act, for the purpose of governing and regulating the affairs of the Company and the conduct of its business in accordance with the provisions of the Act. The rights and obligations of the Members of the Company and the administration and termination of the Company shall be governed by this Agreement, the Certificate of Formation, and the Act. It is hereby acknowledged and affirmed that, during the term of the Company set forth in Section 2.06: (a) the rights and obligations of the Members with respect to the Company and any subject matter covered in this Agreement will be determined in accordance with the terms and conditions of this Agreement to the greatest extent permitted under applicable law; and (b) where the Act provides that such rights and obligations specified in the Act shall apply "unless otherwise provided in a limited liability company agreement", the "limited liability company agreement may provide" for such rights and obligations, or words of similar effect, such rights and obligations shall be as set forth in this Agreement, none of those statutory default provisions shall apply or have any effect whatsoever and, therefore, by way of illustration and not in limitation of the foregoing, appraisal rights permitted under section 18-210 of the Act shall not apply or be incorporated into this Agreement, and no Member or assignee of a limited liability company interest in the Company shall have any of the appraisal rights described therein except to the extent expressly provided herein. The Company shall have no oral limited liability company agreements, and this Agreement may only be amended in accordance with Section 10.01.

2.03 <u>Name</u>. The name of the Company is "Bear Fight LLC", and its operations will be conducted under such name; *provided, however*, that the operations of the Company may be conducted under any other name deemed necessary or desirable by the Board or as may be necessary to comply with the requirements of any jurisdiction in which the Company may conduct operations.

2.04   Offices and Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Managers may designate from time to time in the manner provided by the Act and Delaware law.

2.05   Purpose.

(a)   The principal purpose and business of the Company shall be to do all things and engage in all activities and business permitted under applicable Delaware law.

(b)   The Company shall have any and all powers that are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act. The Company shall carry out the foregoing activities pursuant to the provisions set forth in the Certificate of Formation and this Agreement.

2.06   Term. The term of the Company commenced on July 8, 2022, the effective date of the filing of the Certificate of Formation of the Company with the Secretary of State pursuant to the Act. The Company shall continue in existence in perpetuity, unless the Company's Certificate of Formation is amended to provide for a definite period of duration, in which case the Company shall continue in existence until the close of business on the last day of such period, or unless the Company is sooner dissolved and its affairs wound up in accordance with the provisions of this Agreement or the Act.

2.07   Income Tax Classification of Company. At such time or times as the Company is treated for purposes of federal income taxation as having more than one owner, the Company will be classified as a partnership for purposes of federal income taxation in accordance with Regulations section 301.7701-3, unless and until (i) a Majority in Interest of the Class A Common Members; and (ii) a Majority in Interest of the Class 1 Preferred Members give written consent to the Company's making an affirmative election with the IRS to be classified for federal income tax purposes as an association taxable as a corporation.

2.08   Nature of Units and Interests. The Interests and Units in the Company shall be personal property for all purposes. Legal title to all Company assets shall be held in the name of the Company. No Member and no successor, representative, or assignee of any Member shall have any right, title, or interest in or to any Company property or the right to partition any real property owned by the Company. Interests or Units may, but need not necessarily, be evidenced by a certificate of membership interest issued by the Company, in such form as the Board may determine.

2.09   Capital Structure.

(a)   The capital structure of the Company shall consist of five (5) Classes of Units: Class A Common Units, Class B Common Units, Class C Common Units, Class 1 Preferred Units, and Class W Common Units. The Company's Classes of Units shall have the relative rights, privileges, preferences, restrictions, and limitations as provided in this Agreement.

11

(b)   The Company and each Unitholder agree to treat each Class B Common Unit or Class W Common Unit as constituting a separate "profits interest" within the meaning of IRS Revenue Procedure 93-27, 1993-2 C.B. 343 ("***Rev. Proc. 93-27***"), as clarified by IRS Revenue Procedure 2001-43, 2001-2 CB 191 ("***Rev. Proc. 2001-43***"). In accordance with Rev. Proc. 2001-43, the Company shall treat each Class B Common Member or Class W Common Member to whom such Class B Common Units or Class W Common Units, respectively, are issued as the owner of his, her, or its Class B Common Units or Class W Common Units from the date such Class B Common Units or Class W Common Units are granted, and shall file its IRS Forms 1065, and issue appropriate Schedules K-1 (Form 1065), to each Class B Common Unitholder or Class W Common Unitholder, allocating to such Class B Common Unitholder or Class W Common Unitholder his, her, or its distributive share of all items of income, gain, loss, deduction and credit associated with such Class B Common Units or Class W Common Units (including any unvested Class B Common Units as if they were vested Class B Common Units, and any unvested Class W Common Units as if they were vested Class W Common Units). Each Class B Common Unitholder and Class W Common Unitholder agrees to take into account such distributive share in computing such Unitholder's United States federal (and other applicable) income tax liability for the entire period during which he, she, or it holds such Class B Common Units or Class W Common Units. The Company and each Unitholder agree not to claim a deduction (as wages, compensation or otherwise) for the value of any Class B Common Unit or Class W Common Unit issued to a Class B Common Unitholder or a Class W Common Unitholder. The undertakings contained in this Section 2.09(b) shall be construed in accordance with section 4 of Rev. Proc. 2001-43. The intent of this Section 2.09(b) is to ensure that all such Class B Common Units and Class W Common Units issued qualify as "profits interests" under Rev. Proc. 93-27 and Rev. Proc. 2001-43, and this Section 2.09(b) and the other provisions of this Agreement shall be interpreted and applied consistently therewith. Accordingly, each Class B Common Unit and Class W Common Unit will be issued with a Threshold Amount, as set forth in the applicable Award Agreement. In addition, upon the issuance of Class B Common Units or Class W Common Units: (i) the gross book value of all noncash assets of the Company shall be adjusted to equal their respective gross fair market values, as determined by the Board, pursuant to Regulations section 1.704-1(b)(2)(iv)(f); and (ii) pursuant to paragraph (i) of the definition in Section 1.01 of "Income" and "Loss" and this Section 2.09, such aggregate adjustments to the gross book value of all noncash assets shall be treated as if the Company recognized gain or loss equal to the amount of such aggregate adjustments, and then such amounts of deemed gain or loss shall be simultaneously allocated to the Capital Accounts of all Persons who are holders of Units immediately prior to such issuance by adjusting the Capital Accounts to reflect their respective shares of such deemed gain or loss. Each Class B Common Unitholder or Class W Common Unitholder that receives an unvested Class B Common Unit or an unvested Class W Common Unit (whether issued on or after the date hereof) agrees to timely and properly make an election under section 83(b) of the Code with respect to each unvested Class B Common Unit or Class W Common Unit received. The provisions of this Section 2.09(b) shall apply regardless of whether or not the Class B Common Unitholder or Class W Common Unitholder files an election pursuant to section 83(b) of the Code with respect to such Class B Common Units or Class W Common Units.

(c)   The Class A Common Units, Class B Common Units, and Class 1 Preferred Units shall be voting Units, with each Class A Common Unit, Class B Common Unit, and Class 1 Preferred Unit having one (1) vote per Class A Common Unit. Class B Common

Unit, or Class 1 Preferred Unit, as applicable. Class A Common Units, Class B Common Units, and Class 1 Preferred Units shall have the right to vote on all issues presented to one or more of the Members of the Company. Except as otherwise provided by law or in this Agreement, the Class W Common Units and the Class C Common Units shall be nonvoting Units, and the Members holding Class W Common Units and Class C Common Units shall not have the right to vote on any issues presented to the Members of the Company.

ARTICLE III

MEMBERS, UNITS, AND CAPITAL CONTRIBUTIONS

3.01   <u>Members, Units, and Capital Contributions</u>.

(a)   Each Class A Common Member has contributed or hereby agrees to contribute cash, cash equivalents, or other property to the Company as his, her or its Capital Contribution, in exchange for which the Company shall issue the number of Class A Common Units to such Member set forth beside such Member's name on <u>Exhibit B</u>, all as set forth in this <u>Section 3.01</u>.

(b)   Each Class 1 Preferred Member has contributed or hereby agrees to contribute cash or cash equivalents to the Company in the amount set forth on <u>Exhibit B</u> attached hereto as such Member's initial Capital Contribution, in exchange for which the Company hereby issues the number of Class 1 Preferred Units to such Member as set forth beside such Member's name on <u>Exhibit B</u> attached hereto. The Board shall have the authority, in its absolute discretion, to issue up to an aggregate total of two thousand, thirty-four (2,034) Class 1 Preferred Units to the persons and entities set forth on <u>Exhibit B</u> attached hereto in accordance with the terms of certain Subscription Agreements by and between the Company and such persons and entities of even date herewith, without requiring the consent of the Members as set forth in <u>Section 8.04</u>, *provided that* any issuance of Class 1 Preferred Units not described on <u>Exhibit B</u> as of the date hereof shall require the consent of a Majority in Interest of the Class 1 Preferred Members.

(c)   The name, address, and number of Units of each Class of each Unitholder are as listed on <u>Exhibit B</u>, which Exhibit may be amended by the Board without obtaining the consent or approval of the Members as of the effectiveness of any subsequent transfer or issuance of any Interest or Units that is in accordance with this Agreement or any additional Capital Contribution made by a Unitholder.

(d)   Unless such Member otherwise agrees in writing, a Member shall have no obligation to make any Capital Contribution to the Company beyond the Capital Contributions described in this <u>Section 3.01</u> or any additional Capital Contribution that might be required with respect to a tax audit of the Company as provided in <u>Section 4.04(c)</u>. A Member is not entitled to interest on any Capital Contributions, or to a return of any Capital Contributions, except as specifically provided in this Agreement.

3.02   <u>Liability of Unitholders</u>. A Unitholder shall not be liable for the debts, liabilities, or obligations of the Company beyond the Capital Contributions the Unitholder has made or has agreed to make in writing or payment that might be required with respect to LLC Tax Costs of the Company as provided in Section 4.04(c). Except as otherwise expressly provided herein, a Unitholder shall not be required to contribute to the capital of, or to loan any funds to, the Company.

3.03   Capital Accounts. The Company shall maintain separate capital accounts (each a "*Capital Account*") for each Unitholder pursuant to the principles of this Section 3.03 and Regulations section 1.704-1(b)(2)(iv). The initial Capital Account with respect to the Units of each Unitholder shall be the initial amounts of Capital Contributions made to the Company in exchange for the Units pursuant to Section 3.01(a). In the maintenance of Capital Accounts for the Unitholders, the following provisions shall apply.

(a)   To each Unitholder's Capital Account there shall be credited the amount of any cash and the agreed fair market value of any other property contributed by such Unitholder as an additional Capital Contribution, such Unitholder's distributive share of Income and Net Income, any items in the nature of income or gain that are specially allocated to such Unitholder pursuant to Exhibit C, and the amount of any Company liabilities that are assumed by such Unitholder or that are secured by any Company property distributed to such Unitholder.

(b)   To each Unitholder's Capital Account there shall be debited the amount of cash and the fair market value of any other Company property distributed to such Unitholder pursuant to any provision of this Agreement, such Unitholder's distributive share of Loss and Net Loss, any items in the nature of deduction or loss that are specially allocated to such Unitholder pursuant to Exhibit C to this Agreement, and the amount of any liabilities of such Unitholder that are assumed by the Company or that are secured by any property contributed by such Unitholder to the Company.

(c)   Upon the transfer of all or any portion of any Unitholder's Units in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred Units.

(d)   The provisions of this Section 3.03 and other provisions of this Agreement relating to allocations and the proper maintenance of Capital Accounts are designed and intended to comply with the requirements of Regulations section 1.704-1(b). The Members intend that such provisions be interpreted and applied in a manner consistent with such Regulations. The Board is authorized to modify the manner in which the Capital Accounts are maintained if the Board determines, after consultation with the Company's tax advisors, that such modification: (i) is required or prudent to comply with the Regulations; and (ii) is not likely to have a material adverse effect on the amounts distributable to any Member of the Company.

3.04   Withdrawal or Reduction of Contributions to Capital.

(a)   No Unitholder has the right to withdraw all or any part of his, her, or its Capital Contributions or to receive any return on any portion of his, her, or its Capital Contributions, except as may be otherwise specifically provided in this Agreement. Under circumstances involving a return of any Capital Contributions, no Unitholder has the right to receive property other than cash; *provided, however*, that no Unitholder has the right to refuse an in-kind distribution of property.

(b)   Except as may be otherwise set forth in Article IV, no Unitholder will have priority over any other Unitholder, either as to the return of Capital Contributions or as to Net Income, Net Loss, or distributions; *provided, however*, that this subsection shall not apply to loans (as distinguished from Capital Contributions) that a Unitholder has made to the Company.

ARTICLE IV

ALLOCATIONS AND DISTRIBUTIONS

4.01   Allocation of Income and Loss. For each taxable year or other relevant period, after adjusting each Unitholder's Capital Account for all Capital Contributions and distributions during such taxable year or other relevant period and all special allocations pursuant to Exhibit C for such taxable year or other relevant period, Net Income and Net Losses shall be allocated to the Unitholders' Capital Accounts in a manner such that, as of the end of such taxable year or other relevant period, the Capital Account of each Unitholder (which may have either a positive or negative balance) shall equal, as nearly as possible, (a) the amount of distributions that would be received by each such Unitholder if the Company were liquidated and all of its assets were sold for their Adjusted Book Values, taking into account any adjustments thereto for such period, all liabilities of the Company were satisfied in full in cash according to their terms (limited for each nonrecourse liability to the Adjusted Book Value of the assets securing such liability), and all remaining amounts (after satisfaction of such liabilities) were distributed in full pursuant to Section 9.03(b), minus (b) the sum of such Unitholder's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain (as each is defined in Exhibit C) and the amount, if any, such Unitholder is obligated to contribute to the capital of the Company as of the last day of such taxable year or other relevant period.

4.02   Distributions. Subject to Section 4.06 and any nondiscretionary restrictions or limitations regarding distributions imposed on the Company by the Act or under any loan agreements, other financing documents, or other contracts or agreements to which the Company or its property may be subject, the Board may, in its sole discretion, cause the Company to make distributions of Cash Available for Distribution or other property in such aggregate amounts as the Board may determine, at any time and from time to time, to and among the Unitholders as set forth in the remaining provisions of this Section 4.02.

(a)   Regular Distributions. Such distributions shall, after reducing the distributable cash or other property for any required Tax Distributions to be made pursuant to Section 4.02(b), be made to and among the Unitholders in the following order and priority.

(i)   First, but only for distributable cash or other distributable property arising from a Capital Transaction, to the extent the aggregate amount of Capital Contributions made with respect to any Unitholder's Units exceeds the aggregate amount of distributions previously made under this Section 4.02(a)(i) with respect to such Units, distributions shall be made to all such Unitholders as necessary so that aggregate distributions under this Section 4.02(a)(i) to each of the Units are in proportion to, but not in excess of, the aggregate amount of Capital Contributions made with respect to the Units, until such time as the aggregate amount of distributions under this Section 4.02(a)(i) with respect to all outstanding Units equals the aggregate amount of Capital Contributions made with respect to such Units.

(ii)   Next, but only for distributable cash or other distributable property arising from a Capital Transaction, to and among the Class A Common Unitholders, Class B Common Unitholders, Class C Common Unitholders, and Class W Common Unitholders in the proportions necessary so that, and until such time as, each such Unitholder has received in respect of its Class A Common Units, Class B Common Units, Class C Common Units, or Class W Common Units an amount equal to (but not in excess of) its *pro rata* share, based on its Percentage Interest (for this purpose, only taking into account the Unitholders' Class A Common Units, Class B Common Units, Class C Common Units, or Class W Common Units, as applicable), of the aggregate distributions made pursuant to Section 4.02(a)(i) and this Section 4.02(a)(ii).

(iii)   Finally, to and among all Unitholders *pro rata* in accordance with their respective numbers of Units (whether vested or unvested), regardless of Class.

(b)   Tax Distributions.

(i)   If the total distributions of cash or other property (based on the fair market value of such other property) that otherwise would be distributable to any Unitholder with respect to a taxable year (either during such year or within ninety (90) days thereafter and identified as being with respect to the immediately preceding year) under this Agreement, but without regard to this Section 4.02(b), are less than an amount equal to the aggregate state and federal income tax liability such Unitholder would have incurred as a result of such Unitholder's allocable share of the taxable income (including, any gain recognized under Code section 704(c)), then the Board shall, to the extent of Cash Available for Distribution, cause the Company to make, by ninety (90) days after the end of such year, distributions in cash (to the extent available) under this Section 4.02(b) (such distributions being referred to as the "***Tax Distributions***") to all such Unitholders in the amount of, and in proportion to, their amounts of such underage. For purposes of this Section 4.02(b), each Unitholder's aggregate income tax liability with respect to such Company taxable income shall be calculated: (A) as if such Unitholder were (1) a natural human being resident in the state listed as such Unitholder's domicile on Exhibit B, and (2) taxable at the maximum combined effective rate provided for under applicable federal and applicable state and any local income tax laws (as such rate is determined from time to time by the Board in its reasonable judgment after consulting with tax advisors to the Company) applicable to any such Unitholder with respect to such taxable income, taking into account the character of the items of income; and (B) as if allocations from the Company were, for such year, the sole source of income and loss for such Unitholder. If the total distributions that otherwise would be distributed with respect to a year to each Unitholder under this Agreement, without regard to this Section 4.02(b), are sufficient to satisfy the minimum amounts of distributions required to be paid to each Unitholder under this Section 4.02(b), then no Tax Distributions shall be paid for such year, and distributions for such year will be payable pursuant to the other provisions of this Agreement. Furthermore, no Tax Distributions shall be paid in connection with the dissolution and liquidation of the Company.

(ii)   The Company shall, to the extent of Cash Available for Distribution, make Tax Distributions during a year to enable the Unitholders to satisfy estimated tax liabilities with respect to income and gains realized by the Company (and not otherwise funded by Company distributions) during such year, and such Tax Distributions shall be treated during such year as advances (and not distributions). Upon notice from the Board, a Unitholder must promptly return, without interest, any portion of an advance that exceeds such Unitholder's deemed tax liability on the share of the Company's taxable income for which Tax Distributions are distributable. Any portion of such advance not required to be returned at the end of the year will be deemed a Tax Distribution at that time. If a Unitholder does not reimburse the Company for any tax "withholding" or similar payments the Company makes pursuant to Section 4.05 on behalf of a Unitholder with respect to a Unitholder's share of Company income or distributions with respect to a year, the Company may treat such payments as distributions creditable against the Tax Distributions requirement for such year under this Section 4.02(b).

(iii)   All Tax Distributions made by the Company to or on behalf of a Unitholder shall, for purposes of determining future distributions to be made to or with respect to the Units of such Unitholder under Section 4.02(a), be treated as a prepayment of distributions otherwise to have been made to such Unitholder under Section 4.02(a), by reducing the amount of the next succeeding distribution or distributions otherwise distributable to such Unitholder under Section 4.02(a) by the amount of Tax Distributions for which no prior reduction under Section 4.02(a) has been made.

(c)   Right of Set-Off. The Board shall have the right to cause the Company to apply all or any portion of any amount of a distribution otherwise distributable to a Unitholder against any advances or other sums then due and owing to the Company from or on behalf of such Unitholder, including, without limitation, advances under Section 4.05 that are not repaid. The portion of any such distribution so applied as a set-off against amounts due and owing shall, even though not physically distributed to the Unitholder, be treated as a distribution with respect to the Unitholder's Units for purposes of this Agreement, including, but not limited to, the determination of the Unitholder's Capital Account balance and the amount of future allocations and distributions to which the Unitholder is entitled. In addition, to the extent the amount applied is being set off for payment of an unpaid Capital Contribution, the amount shall be treated as a Capital Contribution by the Unitholder as of the date of the distribution so applied.

(d)   Claims Against Distributions. None of the Company, any creditor of the Company, or any other Person shall have any claim against any Unitholder with respect to any distribution made by the Company to such Unitholder, and any such claim that the Company, any creditor of the Company, or any other Person might have for return of such distribution shall be deemed to be "compromised" within the meaning of section 18-502(b) of the Act by the terms of this Section 4.02(d); *provided, however*, that the foregoing is not intended and shall not apply, as between the Company and the Unitholders, to distributions made that are not in accordance with the provisions of this Agreement.

(e)   Limitations on Distributions. No distribution shall be made in respect of any Class B Common Unit or Class W Common Unit pursuant to Section 4.02(a) in connection with a Capital Transaction until the aggregate distributions made to all Unitholders (other than the Unitholder holding such Class B Common Unit or Class W Common Unit) in connection with a Capital Transaction pursuant to Section 4.02(a) after the date such Class B Common Unit or Class W Common Unit was issued equals the Threshold Amount for such Class B Common Unit or Class W Common Unit. Any amount that would be distributed to a Unitholder but for the application of this Section 4.02(e) shall instead be paid to the Unitholders who are not prohibited

17

from participating in such distribution pursuant to this Section 4.02(e) in accordance with Section 4.02(a). For the avoidance of doubt, this Section 4.02(e) shall not affect the making of any distribution not in connection with a Capital Transaction.

4.03   Allocations for Tax Purposes; Effect of Change of Units. Except as otherwise provided herein, each item of income, gain, loss, or expense of the Company shall be allocated to the Unitholders in the same manner as allocations are made of Net Income, Net Loss and other items of income, gain, loss, or expense pursuant to Section 4.01 and Exhibit C. If: (a) there is a transfer of, or issuance of any additional, Units in the Company other than as of the end of a calendar year; and (b) after such transfer or additional issuance the Company is treated as a partnership for federal income tax purposes, then all items to be allocated, credited, charged or distributed for such year shall be prorated in accordance with section 706 of the Code, using any convention permitted by law and selected by the Board; *provided, however*, that if the Company utilizes the cash method of accounting, certain "allowable cash basis items" as defined in Code section 706(d)(2) shall be allocated as therein specified. Selection of the specific allowable method shall be made by the Board, unless a transferor Unitholder and a transferee themselves specify, with respect to the transferred Units, a method that is permitted under the Code. A Representative shall have no liability to any Unitholder in connection with the determination of each Unitholder's share of prorated allocations of income or losses if such allocations were made in good faith in accordance with the terms of this Agreement or in reliance on the advice of the Company's accountants or tax counsel.

4.04   Partnership Tax Items and Modifications to Allocations. At all times during which the Company is treated as a partnership for federal income tax purposes, the following provisions shall apply.

(a)   Tax Elections. The Board, in its sole discretion, may cause the Company to elect pursuant to section 754 of the Code and the Regulations to adjust the basis of the Company assets as provided by sections 743 or 734 of the Code and the Regulations thereunder. The Company shall make such other elections for federal income tax purposes as may be determined by the Board, acting in its sole and absolute discretion.

(b)   Amendments for Regulatory Issues. The Board may prepare and execute any amendments to this Agreement, which amendments need not be approved by the Members as otherwise required under Section 10.01 to become effective, as are necessary for the Company to comply with the provisions of Regulations sections 1.704-1(b), 1.704-1(c), and 1.704-3 upon the happening of: (i) a liquidation of the Company within the meaning of Regulations section 1.704-1(b)(2)(ii)(g); (ii) the contribution or distribution of any property, other than a *de minimis* amount, to or by the Company in exchange for Units or another form of Interest in the Company; or (iii) the issuance of Class B Common Units or Class W Common Units (as set forth in Section 2.09(b)) or another form of Interest (other than a *de minimis* Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity or by a new Member acting in a Member capacity or in anticipation of becoming a Member; *provided, however*, that adjustments pursuant to clauses (ii) or (iii) may be made only if the Board reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Unitholders. Under any other circumstance, the Board shall prepare and execute any amendments to this Agreement, which amendments need not be approved by the Members as otherwise required under Section 10.01, as are necessary for the Company to comply with the provisions of Regulations sections 1.704-1(b), 1.704-1(c) and 1.704-3, but only if the Board determines that such amendment (A) is required or prudent to comply with the Regulations, and (B) is not likely to have a material effect on the amounts distributable to any Unitholder of the Company.

(c)   Tax Audit Provisions.

(i)   For each taxable year of the Company, a "*Company Tax Rep*" will be selected for the Company, which must be a Member or other Person permitted to serve as the Company's "partnership representative" under Code section 6223(a) and any Regulations or other administrative guidance promulgated thereunder. The Company Tax Rep will serve as the Company's "partnership representative" within the meaning of Code section 6223(a) for any taxable period in which the Company is subject to entity-level audits under the BBA Audit Provisions. With respect to any period in which any non-individual is the Company Tax Rep, the Company Tax Rep may cause the Company to appoint an individual eligible to be a "designated individual" under the BBA Audit Provisions (the "*Designated Individual*") through whom the Company Tax Rep will act for all purposes of the BBA Audit Provisions. All references to the Company Tax Rep in this Agreement will be deemed to also be references to the Designated Individual acting on behalf of the Company Tax Rep or the Company in that person's capacity as Designated Individual. Next Century Spirits LLC is hereby identified as the Company Tax Rep as of the date of this Agreement. The Company Tax Rep shall be selected, and may be changed from time to time, by the Board.

(ii)   The Company Tax Rep is authorized and required to represent the Company in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

(iii)   Each current and former Unitholder agrees to, and shall, (A) cooperate with the Company Tax Rep in the determination of the liability of the Company and each Unitholder pursuant to this Section 4.04(c), including providing such information and documentation as is reasonably requested by the Company Tax Rep in connection with any audit proceedings concerning the Company, and (B) do or refrain from doing any or all things reasonably required by the Company Tax Rep to conduct such proceedings. Any direct, out-of-pocket expense incurred by the Company Tax Rep in carrying out his, her, or its obligations hereunder shall be allocated to and charged to the Company as an expense of the Company for which the Company Tax Rep shall be reimbursed.

(iv)   If the Company incurs any liability for taxes, interest, or penalties by reason of an IRS audit under the BBA Audit Provisions or a similar liability by reason of an audit by a state or local government tax authority (the "*LLC Tax Costs*"), such LLC Tax Costs shall be treated as attributable to the Unitholders, and the Company Tax Rep shall, in good faith and after consultation with the Company's professional tax advisors, allocate the burden of any such LLC Tax Costs to those current or former Unitholders to which such amounts are reasonably attributable (whether as a result of their status, actions, inactions, or otherwise), taking into account the effect of any modifications or reductions in rate, whether under Code section 6225 or otherwise, that reduce the amount of LLC Tax Costs. At the option of the Board, (A) such LLC Tax Costs allocated to each Unitholder may be satisfied and paid by offset via reducing the amount of the current or next succeeding distribution or distributions that would otherwise have been made to such Unitholder pursuant to Section 4.02, and, if such distributions are not sufficient for that purpose, by reducing the proceeds of liquidation or redemption or other amounts otherwise payable by the Company to any current or former Unitholder pursuant to Section 9.03 or otherwise, and (B) the Board may require the Unitholders (including any former Unitholder) to which such liability relates, as reasonably apportioned and determined in good faith by the Company Tax Rep based on consultation and advice from the Company's professional tax advisors, to pay when required in written notice from the Company Tax Rep with at least fifteen (15) days prior notice, and each such Unitholder (including any former Unitholder) hereby agrees to pay, such amount to the Company of the LLC Tax Costs as is attributable to the Interest of the current or former Unitholder for the taxable period in issue. Any such amount shall not be treated as a Capital Contribution for purposes of any provision herein that affects distributions to the Unitholders, or in any other respect except for the limited purpose of crediting a Unitholder's Capital Account therefor if and as may be required by the Regulations or other applicable federal tax authority.

(v) Any such allocated amount of LLC Tax Costs not paid by a current or former Unitholder at the time reasonably requested by the Company Tax Rep shall accrue interest at the rate set by the Company Tax Rep (not to exceed the maximum rate permitted by law), compounded monthly, until paid, and such current or former Unitholder shall also be liable to the Company for any damages resulting from a delay in making such payment beyond the date such payment is reasonably requested by the Company Tax Rep, and for this purpose the fact that the Company could have paid this amount with other funds shall not be taken into account in determining such damages. Without reduction in the obligation of a current or former Unitholder under this Section 4.04(c), any amount paid by the Company that is attributable to a current or former Unitholder, as determined by the Company Tax Rep in its reasonable discretion, and that is not paid by such a current or former Unitholder as provided above in this Section 4.04(c), may be treated as a distribution by the Company to such a current or former Unitholder. To the fullest extent permitted by law, each Unitholder hereby agrees to indemnify and hold harmless the Company and the other Unitholders from and against any liability for LLC Tax Costs allocated to such Unitholder with respect to the Units of such Unitholder.

(vi) In connection with any of the actions set forth in this Section 4.04(c), the Company Tax Rep, after consulting with the Company's tax or accounting advisors, has the authority to determine the proper tax and accounting treatment of such action in the Company Tax Rep's reasonable discretion and in reliance upon the applicable Code and Regulations promulgated thereunder.

(vii) The obligations of each current and former Unitholder under this Section 4.04(c) shall survive any transfer or assignment by such Unitholder of its Units or Interest and the dissolution of the Company.

(d) Section 704(c) Allocations. In accordance with section 704(c) of the Code and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Unitholders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value (as agreed by the Company and the contributing Unitholder) at the time of contribution, using any method permitted by the Code or Regulations as selected by the Board. If any Company asset has been revalued on the books of the Company and the Capital Accounts of the Unitholders adjusted under section 1.704-1(b)(2)(iv)(f) of the Regulations, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Adjusted Book Value in the same manner as, but not necessarily under the same convention(s) or method(s) specifically used by the Company for its allocations actually made or to be made by the Company, under section 704(c) of the Code and the Regulations thereunder.

(e)   Tax Filings. The Board shall cause the Company to file a federal income tax return and all other tax returns required to be filed by the Company for each fiscal year or part thereof for which such returns are required. In connection with all such returns, the Board shall provide to each Person who at any time during the fiscal year was recognized under this Agreement as a Unitholder: (a) within 90 days after the end of such taxable year, estimates of the amounts that will appear on Schedule K-1, "Partner's Share of Income, Credits, Deductions, Etc.," (and any corresponding state and local schedule(s), return(s) or other form(s)); and (b) within 120 days after the end of such taxable year (or as soon as reasonably practicable thereafter) with an annual statement or statements (including a copy of Schedule K-1 to IRS Form 1065 or any successor Form) indicating such Person's share of the Company's income, loss, gain, expense and other items relevant for federal income tax purposes and any appropriate state or local income tax purposes.

4.05   Tax Withholding. The Board is hereby authorized to cause the Company to pay, on behalf of or with respect to any Unitholder, any amounts to a federal, foreign, state or local taxing authority as may be necessary for the Company to comply with tax withholding provisions of the Code, the Delaware Code, or other income tax or revenue laws of any applicable taxing authority, whether because the Unitholder is considered a nonresident for Delaware income tax purposes or not to be a "United States person" for federal income tax purposes or for any other reason. Any such amount paid by the Company shall be treated as a distribution by the Company to such Unitholder, and shall be offset against any distributions otherwise due to the Unitholder. In addition, if the amount of any such tax withholding or payment exceeds the amount of unpaid distributions otherwise owing to such Unitholder with respect to the year or other period for which such tax payment was made, the Company shall, in the sole discretion of the Board, either (i) treat such excess amount as an offset against any future distributions to be made to such Unitholder, or (ii) require the Unitholder on whose behalf such payments were made to reimburse the Company for such excess amount.

4.06   Limitation on Distribution. Notwithstanding Section 4.02 hereof, no distribution shall be declared and paid if payment of such distribution would cause the Company to violate any limitation on distributions provided in the Act, including but not limited to section 18-607 of the Act, in any other applicable law, or pursuant to any contractual obligations of the Company with lenders or other Persons.

4.07   Books of Account; Member Inspection Rights.

(a)   The Board shall maintain, or otherwise cause the Company to maintain, books, records and accounts of all operations and expenditures of the Company, and shall determine all items of income, expense, Net Income, and Net Loss in accordance with the method of accounting selected by the Board, consistently applied. All of the records and books of account of the Company, in whatever form maintained, shall at all times be maintained at the principal office of the Company or another location designated by the Board and shall be open to the inspection and examination of the Class A Common Members and Class 1 Preferred Members or their representatives during reasonable business hours. Such right of inspection and examination may be exercised through any agent or employee of a Class A Common Member or Class 1 Preferred Member designated by it or by an attorney or independent certified public accountant designated by such Class A Common Member or Class 1 Preferred Member. Such Class A Common Member or Class 1 Preferred Member shall bear all expenses incurred in any examination made on behalf of such Class A Common Member or Class 1 Preferred Members.

(b)   All expenses in connection with the keeping of the books and records of the Company and the preparation of financial statements required to implement the provisions of this Agreement or otherwise needed for the conduct of the Company's business shall be borne by the Company as an ordinary expense of its business.

4.08   Incentive Units Safe Harbor Election. In furtherance and not derogation of the authority granted to the Board under this Article IV, subject to the terms hereof, the Board is hereby authorized to cause the Company to make the safe harbor election for valuing Units issued in connection with the performance of services by any employee (or other service provider) as contemplated in IRS Notice 2005-43 (the "*Safe Harbor Election*"), as the same may be permitted pursuant to or in accordance with the finally promulgated successor rules to Proposed Treasury Regulations section 1.83-3(1) and IRS Notice 2005-43, whether promulgated in the form of one or more final Treasury Regulations, revenue rulings, revenue procedures, notices, or other IRS guidance (collectively, the "*Ultimate Rules*"). Such Safe Harbor Election shall be made if, and at such time as, the Board may determine in its sole discretion. In connection with any Safe Harbor Election, the provisions below in this Section 4.08 also shall apply.

(a)   Binding Election. Any such Safe Harbor Election shall be binding on the Company and on all of its holders of Units with respect to all transfers of Units made while a Safe Harbor Election is in effect. A Safe Harbor Election, once made, may be revoked at any time by the Company, upon determination by the Board in its sole discretion, as permitted by the Ultimate Rules or any other applicable rule.

(b)   Agreement to Comply. Each Unitholder, by signing this Agreement or by accepting a transfer of any Units in the Company, hereby agrees to comply with all requirements of the Safe Harbor Election with respect to any Units to which the Safe Harbor Election applies while the Safe Harbor Election remains effective.

(c)   Filings. The Board shall file or cause the Company to file all returns, reports, and other documentation as may be required to perfect and maintain the Safe Harbor Election with respect to transfers of such Units.

(d)   Board's Authority to Amend. The Board is hereby authorized and empowered, without further vote or action of the Members, to amend this Agreement as necessary to comply with the Ultimate Rules or any other rule or rules, including the allocation provisions of the Agreement, that may be required in order to provide for a Safe Harbor Election and the ability to maintain or revoke the Safe Harbor Election, and the Board shall have the authority to execute any such amendment by and on behalf of each Member.

(e)   Agreement to Cooperate. Each Unitholder agrees to (i) cooperate with the Company and the Board to perfect and maintain any Safe Harbor Election, (ii) timely execute and deliver any documentation with respect thereto reasonably requested by the Board, and (iii) take no position in any filings or other communications with the IRS or any other taxing authority that is contrary to any Safe Harbor Election in effect for the Company.

(f)   Binding on Transferees and Assignees. No transfer, assignment or other disposition of any Units by a Unitholder shall be effective unless prior to such transfer, assignment or disposition the transferee, assignee or intended recipient of such Units agrees in writing to be bound by the provisions of this Section 4.08, in a form satisfactory to the Board.

ARTICLE V

MANAGEMENT

5.01   Duties and Authority of Board of Representatives and Manager.

(a)   Identity and Authority of Manager. Next Century Spirits LLC is the Company's current Manager. The name and consent of the Manager to serve as such shall be evidenced on Exhibit A, which Exhibit A shall be amended and executed by any successor Manager upon any change in the identity of the Manager(s). The Board, in its sole discretion, may from time to time remove or replace any Person(s) serving as a Manager, appoint a successor Manager upon any vacancy occurring for any reason in the position of Manager, or increase or decrease the number of Managers, but the total number of Managers shall never be reduced below one. A Manager may, but need not, be a resident of the State of Delaware or a Member of the Company. The business and affairs of the Company, however, shall be managed by its Board and officers and not by the Members or Manager by reason of status as a Member or Manager of the Company. Except for any rights, powers or authority delegated or reserved to the Manager under this Agreement, all of the rights, power and authority granted to a "manager" or "managers" by the Act shall be delegated to the Board, to the greatest extent permitted under applicable law.

(b)   Authority of Board of Representatives. All limited liability company powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, its Board or by such executive or other committees as the Board may establish pursuant to this Agreement, except only for those acts and things as to which approval by the Members or the Managers is expressly required by the Certificate of Formation, this Agreement, the Act, or other applicable law. Responsibility for the policies and affairs of the Company shall be vested in the Board. The Board shall oversee the day-to-day operations of the Company in accordance with the annual budget approved by the Members pursuant to Section 5.01(c)(viii). Each member of the Board is sometimes referred to herein as a "**Representative**".

(c)   Members' Required Approval. Notwithstanding the delegation of authority to the Board under the other provisions of this Article V to govern the business and affairs of the Company, the consent of a Majority in Interest of the Class A Common Members must be obtained to:

(i)   approve the transfer of any Interest or Units;

(ii)   issue any Units or other membership or other equity interests, capital stock or other securities of the Company;

(iii)   admit any new Person or Persons as a Member of the Company, except as otherwise specifically provided in Article VIII;

(iv)   approve any promotional materials that are not covered by the Brand Standards;

(v)   authorize or enter into any third-party celebrity endorsements; *provided*, that approval in accordance with this Section 5.01(c)(v) shall not be required with respect to lower level micro-influencers so long as such endorsement complies with the Brand Standards;

(vi)   approve any creative changes over the Product, Product extensions, or Product packaging;

(vii)   approve the annual budget;

(viii)   approve all transactions with the Company's Affiliates exceeding $35,000, excluding transactions governed by the MSA;

(ix)   Subject to Section 5.02(a), increase or decrease the size of the Board;

(x)   dissolve the Company voluntarily or to commence an action for the judicial dissolution of the Company;

(xi)   merge, consolidate or convert the Company with or into another Entity; *provided, however*, that approval shall also be required of such a transaction from each other Member, if any, that will have personal liability for obligations of the surviving Entity after the merger, consolidation, or conversion that is greater than the liability to which the Member was subject prior to such merger, consolidation, or conversion; *and provided further*, that upon the approval of any such merger, consolidation, or conversion by the Members pursuant to this Section 5.01(c)(xi), the Board may take into account the relevant rights and preferences of the Classes of Units in determining the conversion of such Units into equity or securities in the other Entity;

(xii)   sell, transfer, or otherwise dispose of all or substantially all of the assets of the Company other than in connection with a Parent Transaction; or

(xiii)   amend, modify, or terminate the MSA or waive any provision of the MSA.

(d)   Additional Approval Rights. Notwithstanding the delegation of authority to the Board under the other provisions of this Article V to govern the business and affairs of the Company, and notwithstanding anything else to the contrary in this Agreement, neither the Managers nor the officers of the Company have the authority to effect any of the acts described in the remainder of this Section 5.01(d) without the written consent of the Members required as provided in this this Section 5.01(d):

(i)   Approval by a Majority in Interest of the Members. In addition to and not in substitution of any approvals required pursuant to Section 5.01(c) above, the consent of a Majority in Interest of the Members must be obtained for the Company, its Members or its Managers:

(A)   to adopt or amend this Agreement or the Certificate of Formation (except as otherwise specifically provided elsewhere herein); or

(B)   to admit any new Person or Persons as a Member of the Company, except as otherwise specifically provided in Article VIII.

(ii)　　Approval by a Majority in Interest of the Class 1 Preferred Members. In addition to and not in substitution of any approvals required pursuant to Section 5.01(c) above, so long as at least eight hundred thirty-four (834) Class 1 Preferred Units remain issued and outstanding, the consent of a Majority in Interest of the Class 1 Preferred Members must be obtained for the Company, its Members or its Managers:

(A)　　to adopt or amend this Agreement or the Certificate of Formation (except as otherwise specifically provided elsewhere herein), if such adoption or amendment would adversely affect the rights of the Class 1 Preferred Members;

(B)　　to change the authorized number of Class 1 Preferred Units pursuant to Section 3.01(b), or to issue any Class 1 Preferred Units;

(C)　　to authorize or create any new Class of Unit that is senior to, or *pari passu* with, the Class 1 Preferred Units;

(D)　　to merge, consolidate or convert the Company with or into another Entity; *provided, however*, that approval shall also be required of such a transaction from each other Member, if any, that will have personal liability for obligations of the surviving Entity after the merger, consolidation, or conversion that is greater than the liability to which the Member was subject prior to such merger, consolidation, or conversion; and *provided, further*, that upon the approval of any such merger, consolidation, or conversion by the Members pursuant to this Section 5.01(d)(ii)(D), the Board may take into account the relevant rights and preferences of the Classes of Units in determining the conversion of such Units into equity or securities in the other Entity;

(E)　　to repurchase or redeem of any Class A Common Units, Class B Common Units, Class C Common Units or Class W Common Units, except in connection with the termination of the applicable Unitholder's service to the Company as an employee, director, or consultant;

(F)　　to declare or pay any distribution pursuant to Section 4.02(a);

(G)　　to create to authorize the creation of any debt or debt security, in each if the Company's aggregate indebtedness in connection therewith would exceed five million dollars ($5,000,000);

(H)　　to purchase all or substantially all of the assets or capital stock of another Entity, unless the aggregate consideration for such assets or capital stock (including the fair market value of any securities issued by the Company as part or all of such consideration) is less than five million dollars ($5,000,000), and such purchase is approved by the Board;

(I)　　to sell, transfer, or otherwise dispose of all or substantially all of the assets of the Company other than in the ordinary course of business in connection with its dissolution and winding up under the Act;

(J) to liquidate or dissolve the Company voluntarily or to commence an action for the judicial dissolution of the Company, or to cease to conduct business in the ordinary course;

(K) to approve the Company's annual budget, or to approve any amendment to an annual budget which results in a change to such annual budget of more than 25%, or to approve any deviation by the Company from an approved budget of more than 25%; or

(L) to amend, modify, or terminate the MSA or waive any provision of the MSA.

5.02 Election, Term and Removal of Representatives.

(a) Number and Appointment of Representatives. The number of Representatives constituting the Board shall initially be fixed at three (3). Two (2) Representative shall be designated and appointed by a Majority in Interest of the Class A Common Members. One (1) Representative shall be designated and appointed by a Majority in Interest of the Class 1 Preferred Members.. The Representatives shall be elected at each meeting or pursuant to a written consent by vote of the Member(s) entitled to appoint such Representatives. Representatives may, but need not, be residents of the State of Delaware or officers, Managers, or Members of the Company. The Representatives shall be as set forth on Exhibit D.

(b) Term of Representatives. Each Representative shall hold office until the earliest to occur of the death, resignation, removal by the Members, or expiration of the stated term in office, if any, of such Representative.

(c) Resignation. Any Representative may resign at any time by giving written notice to the Board. The resignation of any

Representative shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Representative who is also a Member or Manager shall not affect the resigning Representative's rights, as applicable, as a Member or Manager under this Agreement.

(d)   Removal. Representatives may be removed at any time and from time to time, with or without cause, by written consent or pursuant to a vote of the Member(s) entitled to appoint such Representatives.

(e)   Vacancies. Any vacancy occurring in the Board, whether resulting from an increase in the number of Representatives or for any other reason, shall be filled in the manner specified in Section 5.02(a).

(f)   Chairman of the Board. There may be a Chairman of the Board elected by the Representatives from their number at any meeting of the Board. The Chairman shall preside at all meetings of the Board and perform such other duties as may be directed by the Board. He or she shall have the power to call any regular and any special meetings of the Board.

(g)   Compensation. Representatives shall not be compensated for their services. The Board may provide for the payment of all expenses incurred by Representatives in attending regular and special meetings of the Board or of any committee thereof. Nothing herein contained, however, shall be construed to preclude any Representative from serving the Company in any other capacity and receiving compensation therefor.

(h)   Board Committees. The Board, by resolution adopted by a majority of the number of Representatives in office when the action is taken, may designate two or more Representatives to constitute an executive committee and other committees, each of which, to the extent authorized by law and provided in such resolution, shall have and may exercise all of the authority of the Board in the management of the Company. The provisions in this Agreement that govern meetings, action without meetings, notice and waiver of notice, and quorum and voting requirements of the Board apply to committees established by the Board.

5.03   Meetings of the Board of Representatives.

(a)   Meetings. Meetings of the Board may be called by or at the request of the Chairman of the Board, if any, by the President or by any two Representatives. Such meetings may be held at any location fixed by the Person or Persons calling the meeting.

(b)   Notice of Meetings. Meetings of the Board may be regular meetings, which may be held without notice if each Representative has received a schedule of all such regular meetings at least two (2) weeks prior to the date on which such meeting shall be held. Special meetings of the Board may be held if the Person or Persons calling a special meeting shall, at least two (2) days before the meeting, give notice thereof by any usual means of communication, including without limitation by electronic mail or other electronic means. Such notice need not specify the purpose for which the meeting is called. Meetings may be held at any location fixed by the Chairman of the Board for regular meetings, and by the Person or Persons calling the meeting for special meetings. Meetings of the Board shall be held at least quarterly.

(c)   Waiver of Notice. Any Representative may waive notice of any meeting. The waiver must be in writing, signed by the Representative entitled to the notice and delivered to the Company for inclusion in the minutes or filing with the Company's records. A Representative's attendance at or participation in a meeting shall constitute a waiver of notice of such meeting, unless the Representative at the beginning of the meeting (or promptly on arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

(d)   Quorum. All of the Representatives actually seated pursuant to Section 5.02(a) shall be required for, and shall constitute, a quorum for the transaction of business at any meeting of the Board, unless this Agreement provides otherwise; *provided*, *however*, that the Representatives appointed by the Class A Members shall not be required for a quorum for all or any portion of a meeting of the Board regarding the Company exercising its rights under Section 3(b) of the MSA.

(e)   Manner of Acting. Except as otherwise provided in this Agreement, the act of the majority of the Representatives present at a meeting at which a quorum is present shall be the act of the Board; *provided*, *however*, that (i) the act of the majority of the Representatives present at a meeting (other than any Representatives appointed by the Class A Members) shall be the act of the Board with respect to the Company exercising its rights under Section 3(b) of the MSA, and (ii) any Representative can act on behalf of the Company in exercising the Company's rights under Section 16 of the MSA.

(f)   Presumption of Assent. A Representative of the Company who is present at a meeting of the Board or a committee of the Board when Company action is taken is deemed to have assented to the action taken unless (i) such Representative objects at the beginning of the meeting (or promptly upon his or her arrival) to holding it or transacting business at the meeting, (ii) such Representative's dissent or abstention from the action taken is entered in the minutes of the meeting, or (iii) such Representative files written notice of their dissent or abstention with the presiding officer of the meeting before its adjournment or with the Company immediately after the adjournment. Such right to dissent shall not apply to a Representative who voted in favor of such action.

(g)   Action Without Meeting. Action required or permitted to be taken at a meeting of the Board may be taken without a meeting if evidenced by a written consent, signed and executed by a majority of the number of Representatives fixed pursuant to this Agreement (as such number may be increased or decreased pursuant to Section 5.02), except to the extent a higher percentage of the Representatives must give their affirmative vote for such action by the Company to be effective under this Agreement. The written consents shall be signed by each Representative before or after such action, shall describe the action taken, and shall be included in the minutes or filed with the Company's records. Such action will become effective when the last Representative signs the consent, unless the consent specifies a different date. A Representative's consent hereunder may be in electronic form and may be delivered to the

Company by electronic mail or other electronic means. Any reasonable manifestation of a Representative's assent shall be considered such Representative's "signature" for this purpose.

(h)   Electronic Participation in Meetings. Any one or more Representatives or members of a committee may participate in a meeting of the Board or committee by means of a conference telephone or similar communications device that allows all persons participating in the meeting to simultaneously communicate with all other Persons participating in the meeting, and such participation in a meeting shall be deemed presence in person at such meeting.

5.04   Officers.

(a)   Officers of the Company. The Board may, from time to time, delegate to one or more Persons (including any officer, employee or other agent of the Company and including through the creation and establishment of one or more committees) such authority and duties as the Board may deem advisable. In addition, the Board may assign titles (including, but not limited to, chairman of the board, chief executive officer, chief operating officer, chief financial officer, president, principal, vice president, secretary, assistant secretary, treasurer, assistant treasurer, controller, or assistant controller) and delegate certain authority and duties to such Persons. Any number of titles may be held by the same Person, but no officer may act in more than one capacity where action of two or more officers is required. Absent a specific delegation of authority pursuant to this Section 1.01(a), an officer appointed by the Board shall have such authority and duties as set forth for his or her title in this Section 5.04. Any delegation pursuant to this Section 1.01(a) may be revoked at any time by the Board in its sole discretion.

(b)   Appointment and Term. The officers of the Company shall be as set forth on Exhibit E, and each officer of the Company shall hold office until his or her death, resignation, retirement, removal by the Board or disqualification, or until a successor shall have been appointed. All other officers of the Company shall be appointed by the Board, and each such officer shall hold office until his or her death, resignation, retirement, removal by the Board or disqualification, or until a successor shall have been appointed.

(c)   Removal. Any officer or agent may be removed by the Board at any time with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the officer or agent so removed. For purposes of this Section 1.01(c), "cause" shall mean an adjudication, by a court of competent jurisdiction, that an officer: (i) is mentally incompetent; (ii) has been guilty of gross negligence or willful misconduct with respect to Company business; (iii) has materially breached the terms of this Agreement and failed to cease and correct such breach within a reasonable time after written notice thereof from any Member; or (iv) has knowingly provided false information, materially affecting Company business, to any Member.

(d)   Resignation. An officer may resign at any time by communicating his or her resignation to the Company, orally or in writing. A resignation is effective when communicated unless it specifies in writing a later effective date. An officer's resignation does not affect the Company's contract rights, if any, with the officer.

(e)   Compensation of Officers. The compensation of all officers of the Company shall be fixed by the Board and no officer shall serve the Company in any other capacity and receive compensation therefor unless such additional compensation is authorized by the Board (or the Board and the Members for any compensation actions covered by Section 5.03).

        (f)   Officers. The Board may designate any or all of the following officers of the Company and may delegate to such officers day-to-day management responsibilities and authority, but such delegation will be subject to the powers reserved to the Board and to the Members under this Agreement.

        (i)   Chairman of the Board. The Chairman of the Board shall, when present, preside at all meetings of the Representatives, and, in general, shall perform all duties incident to the office of Chairman of the Board and such other duties as may be prescribed from time to time by the Board.

        (ii)   President. The President shall have the powers and duties of supervision and management usually vested in the office of the chief executive officer and shall have and perform such other duties as may from time to time be assigned by the Board.

        (iii)   Vice Presidents. Vice Presidents, when appointed by the Board, shall have the powers and perform the duties as the Board and the President may from time to time assign. In the absence of and at the request of the President, the Vice President(s) shall perform the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President.

        (iv)   Secretary. The Secretary shall (A) keep the minutes of the meetings or actions of the Members, of the Board and of all Board committees in one or more books provided for that purpose; (B) see that all notices are duly given in accordance with the provisions of this Agreement or as required by the Act; (C) be custodian of the Company's records and of any seal of the Company and see that any seal of the Company is affixed to all documents the execution of which on behalf of the Company under its seal is duly authorized; (D) keep a register of the address of each Unitholder as may be furnished to the Secretary by such Unitholder; (E) sign with the President, or a Vice President, any certificates for Interest or Units in the Company, the issuance of which has been authorized by resolution of the Board; (F) maintain and have general charge of any Interest or Unit transfer books of the Company; (G) attest the signature or certify the incumbency or signature of any officer of the Company; and (H) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the President or by the Board.

        (v)   Assistant Secretaries. In the absence of the Secretary or in the event of his or her death or inability or refusal to act, the Assistant Secretaries (if any) in the order of their length of service as Assistant Secretary, unless otherwise determined by the Board, shall perform the duties of the Secretary, and when so acting shall have all the powers of and be subject to all the restrictions upon the Secretary. An Assistant Secretary shall perform such other duties as may be assigned by the Secretary, by the President, or by the Board. Any Assistant Secretary may sign, with the President or a Vice President, any certificates for Interests or Units in the Company.

(vi)   Treasurer. Unless otherwise designated by resolution of the Board, the Treasurer shall be the Chief Financial Officer of the Company (and may be designated as such in his or her or her title) and, subject to the discretion of the Board, shall: (A) have charge and custody of and be responsible for all funds and securities of the Company, receive and give receipts for monies due and payable to the Company from any source whatsoever, and deposit all such monies in the name of the Company in such depositories as shall be selected in accordance with the provisions of this Article V; (B) maintain appropriate accounting records as required by law; and (C) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the President, by the Board, or by or under this Article V.

(vii)   Assistant Treasurers. In the absence of the Treasurer or in the event of his or her death or inability or refusal to act, the Assistant Treasurers (if any) in the order of their length of service as such, unless otherwise determined by the Board, shall perform the duties of the Treasurer, and when so acting shall have all the powers of and be subject to all the restrictions upon the Treasurer. An Assistant Treasurer shall perform such other duties as may be assigned by the Secretary, by the President, or by the Board.

(viii)   Other Officers. Such other officers may be appointed by the Board with such duties and responsibilities to the Company as may be assigned by the Board.

(g)   Delegation of Duties of Officers. In case of the absence of any officer of the Company or for any other reason that the Board may deem sufficient, the Board may delegate the powers or duties of such officer to any other officer or to any Representative for the time being.

(h)   Bonds. The Board may, by resolution, require any or all officers, agents or employees of the Company to give bond to the Company, with sufficient sureties, conditioned on the faithful performance of the duties of their offices or positions, and to comply with such other conditions as may from time to time be required by the Board.

5.05   Contracts, Loans, Checks and Deposits.

(a)   Execution of Contracts and Instruments. Any instrument regarding a matter approved by the Board or the Members, as appropriate, in accordance with this Article V may be executed and delivered on behalf of the Company by any Representative, officer or agent to whom such signatory authority has been delegated, including any deed, deed of trust, note or other evidence of indebtedness, lease agreement, security agreement, financing statement, contract of sale, or other instrument purporting to convey or encumber, in whole or in part, any or all of the assets of the Company, at any time held in its name, or any receipt or compromise or settlement agreement with respect to the accounts receivable and claims of the Company; no other signature shall be required for any such instrument to be valid, binding, and enforceable against the Company in accordance with its terms. The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Company, and such authority may be general or confined to specific instances. Any resolution of the Board authorizing the execution of documents by the proper officers of the Company or by the officers generally shall be deemed to authorize such execution by the Chairman of the Board, the President, any Vice President, or the Treasurer, or any other officer if such execution is generally within the scope of the duties of his or her office. The Board may by resolution authorize such execution by means of one or more facsimile signatures.

(b)   <u>Loans</u>. No loans may be contracted on behalf of the Company and no evidence of indebtedness may be issued in its name unless authorized by a resolution of the Board. Such authority may be general or confined to specific instances.

(c)   <u>Checks and Drafts</u>. All checks, drafts or other orders for the payment of money issued in the name of the Company shall be signed by such officer or officers, or agent or agents, of the Company and in such manner as shall from time to time be determined by resolution of the Board.

(d)   <u>Deposits</u>. All funds of the Company not otherwise employed shall be deposited from time to time to the credit of the Company in such depositories as the Board may select or authorize.

ARTICLE VI

ACTIONS OF THE MEMBERS

6.01   <u>Meetings and Actions of Members</u>. There shall be no required meetings of the Members, whether annually or otherwise. Any actions taken by the Members, including the removal of a Representative and the election of a successor Representative, shall be in accordance with the affirmative vote or written consent of the Members holding the requisite percentage of voting Units necessary to take such action. Unless action by Members holding a different percentage of Units is specifically required in this Agreement or in the Act, all actions taken by the Members shall be in accordance with the decision of Members constituting a Majority in Interest of the Members. A Member's consent hereunder may be provided in electronic form and may be delivered by electronic mail or other electronic means. Any reasonable manifestation of a Member's assent shall be considered such Member's "written consent" for this purpose.

ARTICLE VII

LIMITATION OF LIABILITY AND INDEMNIFICATION
OF REPRESENTATIVES, MANAGERS, AND MEMBERS

7.01   <u>Limitation of Liability</u>. Except as provided in this Agreement or in the Act, the debts, liabilities, and obligations of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, liabilities, and obligations of the Company, and no Member, Manager, or Representative shall be obligated personally for any such debt, liability, or obligation solely by reason of being a Member or acting as a Representative or Manager of the Company. Except as otherwise provided in this Agreement, a Member's liability (in its capacity as such) for Company debts, liabilities, and obligations shall be limited to the Company's assets; *provided, however*, that a Member shall be required to return to the Company any distribution made to it in clear and manifest accounting or similar error. The immediately preceding sentence shall constitute a compromise to which all Members have consented within the meaning of the Act. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for debts, liabilities, or obligations of the Company. If the Act is amended to authorize action further eliminating or limiting the liability of the Board and Members, then the liability of the Board or Members of the Company shall be eliminated or limited to the fullest extent permitted by the Act as so amended. Any repeal or modification of this Section 7.01 shall not adversely affect the right or protection of a Representative, Manager, or Member existing at the time of such repeal or modification.

7.02   Reimbursements; Indemnification. As long as incurred in a manner that conforms with the provisions of this Agreement and the Act, each Member, Manager, and Representative shall be reimbursed by the Company for his, her, or its reasonable costs and expenses incurred or advanced in good faith in the ordinary course, and on behalf, of the Company's business or for the formation and organization of the Company (including, but not limited to, reasonable legal, accounting, filing, and other fees), even if incurred prior to the date of formation of the Company or execution of this Agreement. The Company shall indemnify the Board and Members, in their capacities as such, to the fullest extent permitted or required by the Act, as amended from time to time; *provided, however*, that no Member or other Unitholder shall be reimbursed or indemnified by the Company for any federal, state or local income, estate, gift or other taxes imposed on the holder or its ultimate owners by reason of: (a) such holder's having, selling or otherwise transferring any Units or Interest in the Company; or (b) allocation of income or gain from the Company or the Company's being treated as a flow-through entity, and not a separate taxable entity, for purposes of income tax laws. The Company may advance expenses to be incurred by a Representative, Manager, or Member upon application therefor and the receipt by the Company of an agreement by the Representative, Manager, or Member to repay the Company for such advances, if the Representative, Manager, or Member receiving such advances is found by a court of competent jurisdiction, upon entry of a final judgment, to have violated any of the exceptions to limitation of liability or indemnification contained in Section 6.01, in this Section 7.02 or in the Act, which shall be deemed to preclude indemnification. The Company may also indemnify its employees and other representatives or agents up to the fullest extent permitted under the Act or other applicable law. Any promissory note executed by or in connection with a request for indemnification shall be deemed paid and satisfied in full if it is ultimately determined that such Person is entitled to be indemnified by the Company against such expenses.

7.03   Other Rights. The indemnification provided by this Agreement shall: (a) be deemed exclusive of any other rights to which a Person seeking indemnification may be entitled under any statute, agreement, vote of Members or disinterested Representatives, or otherwise, both as to action in official capacities and as to action in another capacity while holding such office; (b) continue as to a Person who ceases to be a Representative, Manager, or Member; (c) inure to the benefit of the estate, heirs, executors, administrators, or other successors of an indemnitee; and (d) not be deemed to create any rights for the benefit of any other Person.

7.04   Fiduciary Duties and Obligations. Except to the extent otherwise required by the Act or as provided in the Agreement, pursuant to section 18-1101(e) of the Act, no Member,

Manager, or Representative shall have any duties (including fiduciary duties) to the Company or to another Member, Manager, or Representative or to any other Person that is a party to or is otherwise bound by the Agreement. Notwithstanding the foregoing, any Representative appointed by the Class A Common Members shall owe fiduciary duties of care to the Company and the Members to the same extent as a Chief Executive Officer of a corporation subject to the Delaware General Corporation Law. For the avoidance of doubt, in no event shall any Member, Manager, or Representative owe any fiduciary duties of loyalty to the Company or the Members which are analogous to those owed by the directors and officers of a corporation subject to the Delaware General Corporation Law, including without limitation as may relate to corporate opportunities.

ARTICLE VIII

TRANSFERABILITY OF INTEREST OR UNITS

8.01   Transferability of Interest or Units. The term "*transfer*" when used in this Agreement with respect to an Interest or Unit includes a direct or indirect sale, assignment, gift, exchange, or other disposition. A Unitholder may not at any time transfer any of his, her, or its Interest or Units except in accordance with the conditions and limitations set out in this Article VIII. Any transferee of Units by any means will have only the rights, powers, and privileges set out in Section 8.03 or otherwise provided by law and may not become a Member of the Company except as provided in this Article VIII.

8.02   Restrictions on Transfers of Units.

(a)   In General; Permitted Transfers. If any Unitholder desires to transfer all or any part of his, her, or its Units, or is required to make any involuntary transfer (including, without limitation, any purported transfer by or pursuant to bankruptcy, attachment, divorce, equitable distribution, or operation of law (other than with respect to a Permitted Transfer)), such Unitholder (the "*Transferor*") shall give all of the Members written notice of such intent (the "*Notice*"). The Notice must be given at least thirty (30) days prior to the proposed transfer. The Notice shall contain a description of all of the material terms and conditions under which the proposed transfer would take place, including the proposed transferee and any purchase consideration and payment terms. If the proposed transfer is to a Permitted Transferee and no consideration in cash or other property will be paid or provided in exchange for the transfer of Units (hereinafter referred to as a "*Permitted Transfer*"), the proposed transfer may take place upon the satisfaction of the requirements of Section 8.02(d); *provided, however*, that no such Permitted Transferee may effect or allow a further transfer of such Units to any Person other than the original Member that transferred such Units or another Permitted Transferee, except in compliance with this Agreement. In any circumstance other than a Permitted Transfer, the remaining provisions of this Section 8.02 shall apply to the proposed transfer.

(b)   First Refusal Rights. Except with respect to transfers covered by Section 8.06, and except as may be otherwise determined by a Majority in Interest of the other Members (excluding from both the denominator and numerator, for purposes of such computation, any Units owned by the Transferor and proposed transferee), a Notice (other than with respect to a Permitted Transfer) shall constitute an offer to sell all or a portion of the Transferor's Units in the Company first to the Company and then to the remaining Class A

Common Members and Class 1 Preferred Members on terms and conditions equal to the terms and conditions described in the Notice; *provided, however*, that if such terms and conditions require the payment or performance of noncash consideration, the Company and purchasing Class A Common Members and Class 1 Preferred Members shall be entitled to satisfy such payment or performance terms by instead tendering payment of the cash equivalent of such noncash consideration. This offer may be accepted by the Company upon the consent of the Board and a Majority in Interest of the Members, with the Company giving the Transferor written notice of such acceptance within thirty (30) days of the receipt of such Notice (the "***First Transfer Option Period***"). If the Company does not accept such offer by acquiring all of the Units described in the Notice, then the Units not so acquired by the Company shall be offered to the remaining Class A Common Members and Class 1 Preferred Members in proportion to their respective numbers of Units (except as otherwise agreed by all of the accepting Class A Common Members and Class 1 Preferred Members), by an accepting Class A Common Member's or an accepting Class 1 Preferred Member's giving the Transferor written notice of such acceptance, with a copy to the Board, within fifteen (15) days after the expiration of the First Transfer Option Period (the "***Second Transfer Option Period***"). If one or more of such remaining Class A Common Members and Class 1 Preferred Members signify their intention to accept such offer, and any other Class A Common Members or Class 1 Preferred Members fail or decline to accept such offer, then: (i) the Board, promptly after the expiration of the Second Transfer Option Period but in no event later than ten (10) days thereafter, shall give written notice to each of the accepting Class A Common Members and Class 1 Preferred Members of (A) the name of each accepting Class A Common Member and Class 1 Preferred Members, (B) the number of Units that each accepting Class A Common Member and Class 1 Preferred Members has agreed to purchase, and (C) the number of offered Units not accepted by any Class A Common Member and any Class 1 Preferred Members; and (ii) each of the accepting Class A Common Members and Class 1 Preferred Members shall have the option to purchase all of such unaccepted Units from the Transferor for a period of thirty (30) days after the expiration of the Second Transfer Option Period, in the proportion that the number of Class A Common Units and Class 1 Preferred Units then owned by each purchasing Class A Common Member and Class 1 Preferred Members bears to all of the Class A Common Units and Class 1 Preferred Units owned by such purchasing Class A Common Members and Class 1 Preferred Members, unless otherwise mutually agreed among all purchasing Class A Common Members and Class 1 Preferred Members.

(c)   <u>Transfer to Third Party</u>. If the Company or one or more of the remaining Class A Common Members and Class 1 Preferred Members do not accept such offer to purchase all of the offered Units within the relevant option period described above in <u>Section 8.02(b)</u>, or if the purchase consideration for all of the offered Units is not tendered to the Transferor by one or more of the remaining Members within forty (40) days after the expiration of the relevant option period, the Transferor may transfer his, her, or its Units subject to the remaining provisions of this <u>Section 8.02</u>; *provided, however*, the Transferor may not transfer his, her, or its Units to the proposed transferee at a price or upon payment terms or conditions more favorable than originally offered to the remaining Class A Common Members and Class 1 Preferred Members without first offering to the remaining Class A Common Members and Class 1 Preferred Members, in writing in accordance with the above provisions of Section 8.02(b), the more favorable terms and conditions.

36

(d)   Transfer Requirements. All or any part of the Units owned by a Unitholder may be transferred under this Section 8.02 only upon: (i) satisfaction of the foregoing provisions of this Section 8.02; (ii) submission to the Company of (A) written acceptance by the transferee, in a form reasonably satisfactory to the Board, of all of the terms and conditions of this Agreement and (B) documentation, in a form reasonably acceptable to the Board, that evidences the transfer of such Units to the transferee; (iii) provision to the Company of the transferee's name, address, taxpayer identification number, and any other information about the transferee required for the Company's tax or other filings that the Board may reasonably request; (iv) the written approval of the Members pursuant to Section 5.01(c)(1), which, except in the case of a Permitted Transfer, approval may be withheld or given in the absolute discretion of such Members; *provided*, notwithstanding Section 5.01(c)(i), Member approval shall not be required if NCS transfers all (but not less than all) of its Units in connection with a Parent Transaction; and (v) if requested by the Board, the Company's receipt of an opinion of counsel, reasonably satisfactory in form, substance and identity of counsel to Board, stating, except to the extent waived by the Board, that (A) neither the offering nor the proposed sale of the Units will violate any federal or applicable state securities law, (B) if the Company is classified as a partnership for purposes of federal income taxation immediately before the proposed transfer of Units, neither such offering nor the proposed sale will adversely affect the Company's treatment as a partnership for federal income tax purposes, and (C) the proposed transferee is not a Person other than a "United States person" (as defined in section 7701(a)(30) of the Code), or a Person with respect to which the Company would have withholding obligations under Chapter 3 of the Code (sections 1441 through 1464 thereof).

(e)   Other Transfers Void. Any attempted transfer of Units that does not comply with the applicable provisions of this Section 8.02 shall be void *ab initio* and shall not be recognized by the Company for any purpose.

8.03   Rights of Transferees; Admission of Transferees. Unless and until admitted as a Member of the Company in accordance with this Section 8.03, a transferee of Units shall not be entitled to any rights, powers, or privileges of a Member, except that the transferee shall be entitled only to receive the distributions and allocations of income, gains, expenses, and losses to which the transferor would be entitled but for the transfer of his, her, or its Units, subject to all terms and conditions of this Agreement. A transferee of Units may be admitted as a Member of the Company only upon obtaining and providing to the Board (in the Board's role on behalf of the Company): (a) the written consent of the Board and the Members pursuant to Section 5.01(c)(iii), which consent may be granted or denied in their sole and absolute discretion; (b) the transferee's agreement in writing, in a form reasonably acceptable to the Board, to be bound by all of the terms and conditions of this Agreement; and (c) the transferee's name, address, taxpayer identification number, and any other information about the transferee required for the Company's tax or other filings that the Board may reasonably request.

8.04   Issuance of New Units. In addition to the Units and Capital Contributions specifically set forth in this Agreement, the Company may, subject to Section 5.01(c), issue additional Units or Interests to one or more other Persons in exchange for additional Capital Contributions to the Company. Such additional Units or Interests may be issued in exchange for such amount of Capital Contributions per Unit, and under such other terms and conditions, as may be determined and approved by the Board. Upon the issuance of additional Units in accordance with this Section 8.04, any Person to which such Units were issued shall become a Member of the Company upon: (a) the acceptance of all of the terms and conditions of this Agreement; (b) the making of or agreement to make the Capital Contributions as may be required in exchange for such Units; and (c) the satisfaction of any other terms and conditions, all as may be determined by or acceptable to the Board. Upon the Company's issuance of additional Units in accordance with this Section 8.04, Exhibit B shall be amended by the Board (without requiring the approval of any Members) to reflect the names, addresses, and number of Units of all holders of Units after taking into account the additional issuance of Units.

8.05   Preemptive Rights. Except for the issuance of those Units as to which the Board has absolute discretion pursuant to Sections 3.01(b) of this Agreement, the Company hereby grants to each Class A Common Member and each Class 1 Preferred Member the preemptive right to purchase, pro rata, all or any part of any additional Units that the Company may from time to time propose to sell or issue. Each such Class A Common Member's and each Class 1 Preferred Member's pro rata share for purposes of this Section 8.05 is the ratio of such Member's Units to the sum of all Class A Common Units and Class 1 Preferred Units outstanding immediately prior to such sale or other issuance of additional Units, regardless of Class. In the event the Company proposes to issue or sell such additional Units, it shall give each Class A Common Member and each Class 1 Preferred Member written notice of its intention, describing such additional Units and the price and terms upon which the Company proposes to issue or sell such additional Units. Each Class A Common Member and each Class 1 Preferred Member will have fifteen (15) days from the date of receipt of any such notice to agree to purchase up to such Member's pro rata share of such additional Units upon the terms specified in the notice by giving written notice to the Company stating the number of such additional Units that such Member agrees to purchase. In the event a Member fails to exercise such preemptive right, in whole or in part, within such fifteen (15)-day period, or to fund in cash the purchase of such Units within ten (10) days of the expiration of such fifteen (15)-day period, the other Class A Common Members and Class 1 Preferred Members, if any, will have an additional five (5)-day period to purchase such Member's unexercised or unfunded pro rata share of such additional Units, in the proportions that the ratios of the Units of the Members fully exercising their preemptive rights in respect of such additional Units bear to one another. Thereafter, the Company will have ninety (90) days to sell such additional Units that are not elected to be purchased by the Members upon terms and conditions substantially similar in all material respects to those specified in the Company's notice described above; *provided, however*, that the Company shall not issue additional Units to Persons who immediately prior to such issuances are not Members without complying with the terms of Sections 8.03 and 8.04 with respect to the admission of additional Members. In the event the Company has not sold such additional Units within such ninety (90)-day period, the Company may not thereafter issue or sell any additional Units without first offering such additional Units to the Class A Common Members and Class 1 Preferred Members in the manner provided in this Section 8.05. The preemptive rights provided to Class A Common Members and Class 1 Preferred Members in this Section 8.05 may be waived by a Majority in Interest of the Members and a Majority in Interest of the Class 1 Preferred Members. Anything to the contrary herein notwithstanding, the provisions of this Section 8.05 shall not be applicable to: (a) additional Interests or Units issued in connection with any Unit split, Unit distribution or recapitalization by the Company not involving new financing; (b) Units issued in connection with additional Capital Contributions by Unitholders in accordance with <u>Section 3.01</u>; or (c) Class W Common Units issued in accordance with this Agreement.

8.06   <u>Tag-Along Rights</u>.

(a)   <u>Notice of Proposed Transfer</u>. Except with respect to Permitted Transfers, and after prior compliance with the provisions of Section 8.02 (including, without limitation, the provisions of Section 8.02(b)), should any Unitholder or group of Unitholders propose to accept an offer (the "***Tag Offer***") from any Persons (the "***Tag Purchaser***") to effect a Sale of the Company, whether in a single transaction or a series of related transactions, then such Unitholder(s) shall promptly deliver a notice (the "***Tag Notice***") to the Company and each Unitholder stating the terms and conditions of such Tag Offer, including, without limitation, the number and type of Units proposed to be sold or transferred (the "***Tag Units***"), the nature of such sale or transfer, the consideration to be paid (the "***Tag Price***"), and the name and address of each prospective purchaser or transferee. Each Unitholder shall have the right (the "***Tag-Along Right***") to participate in such Unitholder(s)' sale of Tag Units, subject to the terms and conditions set forth in the remainder of this Section 8.06.

(b)   <u>Exercise of Tag-Along Right</u>. At any time within fifteen (15) days after receipt of the Tag Notice, each Unitholder (other than any Unitholder that is among the Unitholder(s) proposing to sell the Tag Units pursuant to Section 8.06(a)) may, by giving written notice to the Company and the selling Unitholders, elect to participate in such Unitholder(s)' sale of Tag Units pursuant to the terms and conditions specified in the Tag Notice and at the offered price, provided that, if the offered price includes consideration other than cash, the cash equivalent value of the noncash consideration shall be determined in good faith by the Board. The participating Unitholders, including the Unitholders initiating the Tag Offer, agree that the terms and conditions of any sale of Units pursuant to the Tag-Along Right will be memorialized in, and governed by, a written purchase and sale agreement with the Tag Purchaser with customary terms and provisions for such a transaction, in which all participating Unitholders will be treated equally, as nearly as practical on a per-Unit basis, as a condition to the transfer of all or any part of the Tag Units.

(c)   <u>Calculation of Units</u>. Pursuant to the Tag-Along Right, each Unitholder may sell up to that number of Units equal to the product obtained by multiplying: (i) the aggregate number of Tag Units; by (ii) a fraction, the numerator of which is the number of Units then owned by such Unitholder and the denominator of which is the total number of Units then owned by all Unitholders participating in such sale.

ARTICLE IX

DISSOLUTION AND TERMINATION

9.01   <u>Dissolution Events</u>. The Company shall be dissolved upon the first to occur of the following events (a "***Dissolution Event***"):

(a)   if the Company's Certificate of Formation is subsequently amended to provide for a definite period of duration for the Company's existence, upon the close of business on the last day of such period;

(b) upon the written consent of the Board and the applicable Members pursuant to each of Section 5.01(c)(x), Section 5,01(f)(i)(D), and Section 5.01(f)(ii)(J) to dissolve the Company;

(c) the sale or other disposition of all or substantially all of the Company's assets, except upon a determination at such time by the Board and a Majority in Interest of the Members not to dissolve the Company;

(d) upon the termination of membership with respect to a Member if the Company no longer has any other Member(s); *provided, however*, that the Company shall not be dissolved upon the termination of membership of its last Member if, within ninety (90) days of the event of termination of its last Member, the assignee or the fiduciary of such Member agrees in writing that the business of the Company may be continued until the admission of the assignee or fiduciary of the estate or its designee to the Company as a Member, effective as of the occurrence of the event that causes the termination of the last Member; or

(e) the entry of a decree of judicial dissolution under the Act.

Notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of a Dissolution Event as set forth above. None of the termination events set forth in section 18-801(b) of the Act shall cause the dissolution of the Company. This Section 9.01 is expressly intended to override and replace the provisions of section 18-801(a)(3) of the Act, to the greatest extent permitted by law.

Upon the dissolution of the Company, the business and affairs of the Company shall terminate and be wound up, and the assets of the Company shall be liquidated under this Article IX. Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a complete winding up and liquidation of the Company's business and affairs, and the assets of the Company have been distributed as provided in Section 9.03. Upon dissolution of the Company, the Board may cause any part or all of the assets of the Company to be sold in such manner as the Board shall determine in an effort to obtain the best prices for such assets; *provided, however*, that the Board may, in its discretion, distribute assets of the Company in kind to the Unitholders to the extent practicable.

9.02 Certificate of Cancellation. Upon completion of the distribution of Company assets as provided in this Article IX, the Company is terminated (and shall not be terminated prior to such time), and the Board (or such other Person or Persons as the Act may require or permit) shall file a Certificate of Cancellation with the Secretary of State, cancel any other filings made pursuant to Article II hereof and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 9.02.

9.03 Liquidation Priorities. In settling accounts after dissolution of the Company, the assets of the Company shall be paid in the order and priority set forth below in this Section 9.03.

(a) First, to the creditors of the Company, in the order of priority as provided by law, excluding to Unitholders with respect to their Units or Capital Contributions, but

40

including Unitholders on account of any loans made to, or other debts owed to them by, the Company.

        (b)   The balance, if any, to the Unitholders in accordance with Section 4.02(a).

Distributions upon liquidation of the Company (or any Unitholder's Interest in the Company) and related adjustments shall be made by the end of the taxable year of the liquidation (or, if later, within ninety (90) days after the date of such liquidation) or at such other time as may be permitted by the Regulations. For the avoidance of doubt, no distribution shall be made in respect of any Class B Common Unit or Class W Common Unit pursuant to Section 4.02(a) in accordance with Section 9.03(b) until the aggregate distributions made pursuant to Section 4.02(a) in connection with a Capital Transaction to all Unitholders (other than the Unitholder holding such Class B Common Unit or Class W Common Unit) after the date such Class B Common Unit or Class W Common Unit was issued equals the Threshold Amount for such Class B Common Unit or Class W Common Unit.

        9.04   Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 9.03 in order to minimize any losses otherwise attendant upon such winding up and liquidation. The Company shall set aside adequate reserves to discharge all costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of termination so that all distributions in kind to Unitholders will be free and clear of such costs, expenses, and liabilities. The distribution of cash or property to Unitholders in accordance with the provisions of Section 9.03 constitutes a complete return to the Unitholders of their Capital Contributions and a complete distribution to the Unitholders of and with respect to their Interest and all the Company's property and constitutes a compromise to which all Unitholders have consented within the meaning of the Act. To the extent that a Unitholder returns funds to the Company, such Unitholder has no claim against any other Unitholder for those funds.

        9.05   Resignation. A Unitholder has no right or power to effect a voluntary resignation from the Company or withdraw any amount out of his, her or its Capital Account prior to the dissolution and winding up of the Company pursuant to this Article IX, except as otherwise expressly permitted by this Agreement. Any such unpermitted attempted resignation shall be null and void, and, notwithstanding any provision in the Act, the Company shall not be required to make any payment or distribution in connection with the attempted resignation. This Section 9.05 expressly overrides any rights to distributions or other payments to which a Unitholder might otherwise be entitled under the default provisions of section 18-604 of the Act or any other provisions of the Act. Any Unitholder that attempts to resign in contravention of this Section 9.05 shall indemnify, defend, and hold harmless the Company and all other Members (other than a Member who is, at the time of such attempted resignation, in default under this Agreement) from and against any losses, expenses, judgments, fines, settlements, or damages suffered or incurred by the Company or any such other Member arising out of, or resulting from, such attempted resignation.

        9.06   No Deficit Restoration Obligation. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Regulations section 1.704-1(b)(2)(ii)(g), if any Unitholder has a deficit Capital Account balance (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all fiscal years, including the fiscal year in which the liquidation occurs), such Unitholder shall have no obligation to make any Capital Contribution to the Company, and the negative balance of such Unitholder's Capital Account shall not be considered a debt owed by such Unitholder to the Company or to any other Person for any purpose whatsoever.

9.07   Return of Capital Contributions Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Agreement, upon dissolution each Unitholder shall look solely to the assets of the Company for the return of any Capital Contribution with respect to his, her, or its Units. If the Company's property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contributions to one or more Unitholders, such Unitholders will not have any recourse against any other Member, Manager, or Representative except as otherwise provided in Section 7.01.

ARTICLE X

MISCELLANEOUS

10.01   Amendment. Except as otherwise specifically provided in this Agreement, this Agreement may be amended in whole or in part only upon the written consent of a Majority in Interest of the Members and a Majority in Interest of the Class 1 Preferred Members; *provided, however*, that: (a) any modifications or amendments that materially increase any Member's obligations under this Agreement beyond the obligations the Member would have without such amendment, or that are not applicable proportionately to all Members, shall not be effective against any adversely affected Member without such Member's written consent; (b) any provision requiring the consent of a specified level or group of Members shall not be amended to a lesser voting or consent requirement without the consent of the specified level or group of the Members; and (c) the preemptive rights established by Section 8.05 may only be modified or amended upon the written consent of (i) a Majority in Interest of the Members and (ii) each of the Major Holders.

10.02   Severability. Each provision of this Agreement is intended to be severable. If any term or provision of this Agreement or the application thereof to any Person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other Persons or circumstances shall not be affected thereby, and the intent of this Agreement shall be enforced to the greatest extent permitted by law.

10.03   Delaware Law. The substantive laws of the State of Delaware shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

10.04   Dispute Resolution.

(a)   Prior to initiating any legal action or other legal proceeding arising out of or relating to this Agreement, a party hereto shall meet with the other applicable party to any dispute. If a party to the dispute is an entity it shall appoint a designated representative, who shall be a senior level manager or other person with the authority to make decisions or commitments on behalf of the respective party to resolve the dispute. The parties shall meet as often as they reasonably deem necessary to discuss the problem in an effort to resolve the dispute without the necessity of any formal proceeding. Unless delay would impair a party's rights under applicable statutes of limitations, formal proceedings for the resolution of a dispute pursuant to Section 10.04(b) may not be commenced until the earlier of: (i) the designated representatives concluding in good faith that amicable resolution through continued negotiation of the matter does not appear likely; or (ii) the expiration of the thirty (30)-day period immediately following the initial request to negotiate the dispute.

(b)   In the event that a dispute or controversy cannot be resolved pursuant to Section 10.04(a), such dispute or controversy shall be finally settled by binding arbitration in Los Angeles, California under the then current rules of the Judicial Arbitration and Mediation Services ("*JAMS*") by one arbitrator appointed in accordance with such rules. The arbitrator may grant injunctive or other relief in such dispute or controversy. The decision of the arbitrator shall be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court of competent jurisdiction. The parties agree that, any provision of applicable law notwithstanding, they will not request and the arbitrator shall have no authority to award, punitive or exemplary damages against either party. The costs of the arbitration, including administrative and arbitrator's fees, shall be shared equally by the parties. Each party shall bear the cost of its own attorneys' fees and expert witness fees. Nothing in this Section 10.04(b) shall preclude either Party from seeking interim or provisional relief in the form of a temporary restraining order, preliminary injunction, or other interim relief concerning a dispute prior to or during an arbitration pursuant to this Section 10.04(b) necessary to protect the interests of such party.

(c)   THE COMPANY, EACH MEMBER, AND EACH TRANSFEREE OF UNIT(S) OR RIGHTS IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY AND ALL RIGHTS TO IMMUNITY BY SOVEREIGNTY OR OTHERWISE IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY UNITS OR RIGHTS.

10.05   Integrated Agreement. This Agreement supersedes any and all prior agreements or dealings between the parties hereto and their agents, employees, or officers with respect to the subject matter hereof (except as contained in any other agreements contemplated herein), and this Agreement constitutes the entire understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no agreements, understandings, restrictions, representations or warranties among the parties other than those set forth herein or herein provided for.

10.06   Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or of any of its Affiliates, and no creditor that makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time, as a result of making the loan, any direct or indirect interest in Company profits, losses, gains, distributions, capital or property other than as a secured creditor or unsecured creditor, as the case may be.

10.07 <u>Gender</u>. Unless the context clearly indicates otherwise, the masculine, feminine and neuter genders shall be deemed to be interchangeable, and the singular shall include the plural and *vice versa*.

10.08 <u>Waiver</u>. No consent or waiver, express or implied, by the Company, any Representative, any Manager, or any Member to or for any breach or default by the Company, any Representative, any Manager, or any other Unitholder in the performance by the Company, any Representative, any Manager, or such other Unitholder of his, her, or its obligations under this Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by the Company, any Representative, any Manager, or such other Member of the same or any other obligations of the Company, the Representative, the Manager, or such other Unitholder under this Agreement. Failure on the part of the Company, any Representative, any Manager, or any Member to complain of any act or failure to act of the Company, any Representative, any Manager, or any of the other Members or to declare the Company, any Representative, any Manager, or any of the other Unitholders in default, regardless of how long such failure continues, shall not constitute a waiver by the Company, a Representative, a Manager, or such Member of his, her, or its rights hereunder.

10.09 <u>Binding Agreement</u>. Subject to the restrictions on transferability set forth in this Agreement, this Agreement shall inure to the benefit of and be binding upon the Unitholders and their legal representatives, successors, and assigns.

10.10 <u>Captions</u>. Captions are included solely for convenience of reference; if there is any conflict between captions and the text of this Agreement, the text shall control.

10.11 <u>Counterparts; Delivery by Facsimile</u>. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts are to be construed together and shall constitute one Agreement. This Agreement and any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com), or other commercially reasonable transmission method shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto agrees to, and must, re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument may raise the use of a facsimile machine, electronic mail, or other commercially reasonable transmission method to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine, electronic mail, or other commercially reasonable transmission method as a defense to the formation of a contract, and each such party forever waives any such defense.

10.12   <u>Notice</u>.

(a)   All notices, demands, requests, or consents provided for or permitted to be given pursuant to this Agreement must be in writing, and electronic communications shall be considered to be in writing for this purpose.

(b)   All notices, demands, requests and consents to be sent pursuant to this Agreement to a Representative, a Manager, a Member, or another Person recognized hereunder as a Unitholder shall be deemed to have been properly given or served if addressed to such Person at the Person's address as it appears on the Company records and (i) personally delivered, (ii) deposited for next day delivery by Federal Express or other similar overnight courier service, (iii) deposited in the United States mail, prepaid, and registered or certified with return receipt requested, (iv) transmitted via telecopier or other similar device to the attention of such Person with receipt acknowledged, or (v) transmitted via electronic mail or other electronic means to the attention of such Person. If not otherwise specified herein, all notices to be sent to the Company shall be sent in care of the President of the Company or, if none, to any Representative.

(c)   All notices, demands, and requests so given shall be deemed received: (i) when actually received, if personally delivered, deposited for next day delivery with an overnight courier, telecopied, or transmitted via electronic mail or other electronic means, or (ii) as indicated upon the return receipt if deposited in the United States mail.

(d)   Each Representative, Manager, Member, and other Person recognized hereunder as a Unitholder shall have the right from time to time, and at any time during the term of this Agreement, to change such Person's address by delivering to the other parties written notice of such change in the manner prescribed in Section 10.12(a).

(e)   All distributions to any Unitholder shall be made at the address to which notices are sent unless otherwise specified in writing by any such Unitholder.

10.13   Basic Financial Information and Reporting.

(a)   The Company will maintain true books and records pursuant to a system of accounting established and administered in accordance with generally accepted accounting principles consistently applied (except as noted therein or as disclosed to the recipients thereof), and will set aside on its books all such proper accruals and reserves as shall be required under generally accepted accounting principles consistently applied.

(b)   The Company shall deliver to each Major Holder the information and reports, prepared in accordance with Section 10.12 (a), set forth below in this Section 10.12(b).

(i)   Promptly after the end of each fiscal year of the Company, and in any event within one hundred twenty (120) days thereafter, a balance sheet of the Company as of the end of such fiscal year, and a statement of income and statement of cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail.

(ii)   Promptly after the end of the first, second, and third quarterly accounting periods in each fiscal year of the Company, and in any event within forty-five (45) days thereafter, a balance sheet of the Company as of the end of each such quarterly period, and a statement of income and a statement of cash flows of the Company for such period and for the current fiscal year to date, with the exception that no notes need be attached to such statements and year-end audit adjustments may not have been made.

(iii)   Promptly after the end of each calendar month, and in any event within fifteen (15) days thereafter, a balance sheet of the Company as of the end of each such calendar month, and a statement of income and a statement of cash flows of the Company for such calendar month, with the exception that no notes need be attached to such statements and audit adjustments may not have been made.

(iv)   At least thirty (30) days prior to the beginning of each fiscal year an annual budget and operating plans for such fiscal year (and as soon as available, any subsequent written revisions thereto).

(v)   Commencing upon the fiscal year in which the Company first achieves at least five million dollars ($5,000,000) of net sales, as determined in the reasonable, good faith discretion of the Board, the Company will, promptly after the end of the fiscal year in which such net sales milestone is reached and of each subsequent fiscal year of the Company, and in any event within one hundred twenty (120) days thereafter, an audited balance sheet of the Company as of the end of such fiscal year, and audited statements of income and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail.

(c)   All covenants of the Company contained in this Section 10.13 shall expire and terminate as to each Major Holder upon the termination of this LLC Agreement or the dissolution of the Company pursuant to the provisions hereof.

10.14   Lock-Up. Each Member agrees that in connection with the first registration with the United States Securities and Exchange Commission under the Securities Act, of the public sale of the Company's Units, upon request of the Company or any underwriters managing such offering, not to sell, make any short sale of, loan, grant any option for the purchase of or otherwise dispose of any such securities of the Company (other than those included in the registration) or the economic risk of the ownership thereof without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed one hundred eighty (180) days) from the effective date of such registration as the Company or the underwriters, as the case may be, shall specify. Each Member agrees that the Company may instruct its transfer agent to place stop-transfer notations in its records to enforce this Section 10.14. Each Member agrees to execute a form of lock-up agreement reasonably requested by the underwriters in a public sale of the Company's Units described above.

10.15   Unitholder Representations and Agreements. Notwithstanding anything contained in this Agreement to the contrary, each Unitholder hereby represents and warrants to the Company, the Representatives, the Members, the Managers, and to each other that: (a) the Units of such Unitholder are acquired for investment purposes only, for the Unitholder's own account, and not with a view to or in connection with any distribution, reoffer, resale, or other disposition not in compliance with the Securities Act and applicable state securities laws; (b) such Unitholder (i) is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, or (ii) either alone or together with the Unitholder's representatives, possesses such expertise, knowledge, and sophistication in financial and business matters generally, and in the type of transactions in which the Company proposes to engage in particular, that the Unitholder is capable of evaluating the merits and economic risks of acquiring and holding the Units and is able to bear all such economic risks now and in the future; (c) such Unitholder has had access to all of the information with respect to the Units acquired by the Unitholder under this Agreement that the Unitholder deems necessary to make a complete evaluation thereof and has had the opportunity to question the other Unitholders and the Board concerning such Units; (d) such Unitholder's decision to acquire the Units for investment has been based solely upon the evaluation made by the Unitholder; (e) such Unitholder is aware that the Unitholder must bear the economic risk of an investment in the Company for an indefinite period of time because Units in the Company have not been registered under the Securities Act or under the securities laws of the various states and, therefore, cannot be sold unless such Units are subsequently registered under the Securities Act and any applicable state securities laws or an exemption from registration is available; (f) such Unitholder is aware that only the Company may take action to register Units and that the Company is under no such obligation and does not propose to attempt to do so; (g) such Unitholder is aware that this Agreement provides restrictions on the ability of a Unitholder to sell, transfer, assign, mortgage, hypothecate, or otherwise encumber the Unitholder's Units; (h) such Unitholder agrees that the Unitholder will truthfully and completely answer all questions and make all covenants that the Company or the Board may, contemporaneously or hereafter, ask or demand for the purpose of establishing compliance with the Securities Act and applicable state securities laws; and (i) if that Unitholder is an Entity, it is duly organized, validly existing, and in good standing under the laws of its state of organization, and it has full organizational power and authority to execute and agree to this Agreement and to perform its obligations hereunder.

10.16   Legal Counsel. This Agreement was prepared by counsel for the Company and Next Century Spirits LLC. Each Unitholder acknowledges that each other Unitholder had the opportunity to consult his, her, or its own counsel prior to signing this Agreement. Each Unitholder acknowledges and agrees that the counsel representing the Company and Next Century Spirits LLC and its Affiliates does not represent and will not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of the Unitholders, other than Next Century Spirits LLC, in any respect.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this **FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF BEAR FIGHT LLC** as of the date first above written, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

COMPANY:

BEAR FIGHT LLC

By: <u>Next Century Spirits LLC</u>
       Manager

DocuSigned by:

Anthony Moniello

By: <u>450489E4E30D486...</u>

Name: <u>Anthony Moniello</u>

Title: <u>Co-Chief Executive Officer</u>

[Company Signature Page to LLC Agreement]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this **FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF BEAR FIGHT LLC** as of the date first above written, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

CLASS A COMMON MEMBER:

NEXT CENTURY SPIRITS LLC

By: _DocuSigned by:_
Anthony Moniello
450489E4E30D486...

Name: Anthony Moniello

Title: Co-Chief Executive Officer

[Member Signature Page to LLC Agreement]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this **FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF BEAR FIGHT LLC** as of the date first above written, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

CLASS 1 PREFERRED MEMBER:

FUZZY ENDORSEMENTS, LLC

By: /s/ Seth MacFarlane

Name: Seth MacFarlane

Title: Manager

By: Marie Ambrosino
DocuSigned by:
8D923E64103745E...
Marie Ambrosino
Acting by Power of Attorney

[Member Signature Page to LLC Agreement]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this **FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF BEAR FIGHT LLC** as of the date first above written, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

CLASS 1 PREFERRED MEMBER:

VALEDOR BEAR FIGHT SPV, LP

By: Valedor Capital Management, LP

Title: General Partner

By: Shawn Patterson
      DocuSigned by:
      C0CAA004A48C4AB...

Name: Shawn Patterson

Title: Partner

[Member Signature Page to LLC Agreement]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this **FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF BEAR FIGHT LLC** as of the date first above written, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

CLASS 1 PREFERRED MEMBER:

NEXT CENTURY SPIRITS LLC

DocuSigned by:

By: Anthony Moniello

450489E4E30D486...

Name: Anthony Moniello

Title: Co-Chief Executive Officer

[Member Signature Page to LLC Agreement]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this **FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF BEAR FIGHT LLC** as of the date first above written, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

CLASS 1 PREFERRED MEMBER:

BHB ACQUISITIONS III, LLC

By: _DocuSigned by:_ **Almog Geva** D316795CC4E7434...

Name: <u>Almog Geza</u>

Title: <u>Manager</u>

[Member Signature Page to LLC Agreement]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this **FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF BEAR FIGHT LLC** as of the date first above written, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

CLASS 1 PREFERRED MEMBER:

TREETOPS FOUNDATION

By: _____
DocuSigned by:
MATTHEW BRONFMAN
805F13B4AD01473...

Name: Matthew Bronfman

Title: Trustee

[Member Signature Page to LLC Agreement]

Exhibit A

Manager Consent

By attaching his, her, or its signature hereto, each undersigned Person does hereby consent and agree to serve as a manager of Bear Fight LLC, pursuant to the Delaware Limited Liability Company Act and the First Amended and Restated Limited Liability Company Agreement of Bear Fight LLC, as such Act and Agreement may be hereafter amended, until such time as the undersigned's death (if a human being), dissolution and liquidation (if an Entity), removal, resignation, or successor(s) have been duly elected and qualified to serve.

This consent shall be effective as of effective as of the Effective Date.

NEXT CENTURY SPIRITS LLC

DocuSigned by:

By: Anthony Moniello
450489E4E30D486...

Name: Anthony Moniello

Title: Co-Chief Executive Officer

Exhibit B

Membership
as of the Effective Date[1]

Member's Name and Address	State of Domicile	Capital Contributions	Class A Common Units	Class B Common Units	Class C Common Units	Class 1 Preferred Units	Class W Common Units
Next Century Spirits LLC 8601 Six Forks Road Suite 260 Raleigh, NC 27615		For Class A Common Units: $900 in agreed value for contributed intellectual property (including without limitation trademark rights and all protectible recipes, formulations, and other rights) and other assets specifically relating to the Bear Fight brand pursuant to that certain IP Assignment Agreement by and between Next Century Spirts LLC and the Company, dated as of the Effective Date. For Class 1 Preferred Units: $300,000 in cash, payable in installments as specified in Subscription Agreement.	6,500	--	--	200	--
Fuzzy Endorsements, LLC c/o Jackoway Austen Tyerman Wertheimer Mandelbaum Morris Bernstein Trattner & Klein 1925 Century Park East, 22nd Floor Los Angeles, CA 90067 Attn: Eric Weissler Email: EWeissler@jtwamm.com		$0	--		--	333--	--
Valedor Bear Fight SPV, LP 4265 San Felipe, Suite 970 Houston, TX 77027 Attn: Shawn Patterson Email: shawnp@valedorpartners.com		$1,320,000	--	--	--	880	--
BHB Acquisitions III, LLC c/o Baker Tilly US LLP One Penn Plaza, Suite 3000 New York, NY 10119 Attn: Matthew Bronfman, Trustee Email: mbronfman@bhbholdings.com		$150,000	--	--	--	100	--
Treetops Foundation c/o Baker Tilly US LLP One Penn Plaza, Suite 3000 New York, NY 10119 Attn: Matthew Bronfman, Trustee Email: mbronfman@bhbholdings.com		$100,000	--	--	--	67	--
Francine Picudella 275 Harriman Road Irvington, NY 10533 Email: fpiudella@gmail.com	New York	$0	--	--	100	--	--
Dawn Miller 40 Wyndy Brook Lane Madison, CT 06443 Email: dawn@synergyartistsgroup.com	Connecticut	$0	--	--	100	--	--

---

[1] For a period of 90 days after the Effective Date, Valedor Bear Fight SPV, LP has the right, but not the obligation, to purchase up to 787 additional Class 1 Preferred Units at a purchase price of $1,500.00 per Unit.

TOTAL:		**$1,870,900**	**6,500**		**200**	**1580**	--

Exhibit B
Membership
as of April 17, 2025 (corrected)1

Member's Name and Address	Capital Contributions	Class A Common Units	Class B Common Units	Class C Common Units	Class 1 Preferred Units	Class W Common Units
Next Century Spirits LLC 8601 Six Forks Road Suite 260 Raleigh, NC 27615	For Class A Common Units: $900 in agreed value for contributed intellectual property (including without limitation trademark rights and all protectible recipes, formulations, and other rights) and other assets specifically relating to the Bear Fight brand pursuant to that certain IP Assignment Agreement by and between Next Century Spirts LLC and the Company, dated as of the Effective Date. For Class 1 Preferred Units: $300,000 in cash, payable in installments as specified in Subscription Agreement.	6,500	--	--	200	--
Fuzzy Endorsements, LLC c/o Jackoway Austen Tyerman Wertheimer Mandelbaum Morris Bernstein Trattner & Klein 1925 Century Park East, 22nd Floor Los Angeles, CA 90067 Attn: Eric Weissler Email: EWeissler@jtwamm.com	$499,500	--		--	333--	--
Valedor Bear Fight SPV, LP 4265 San Felipe, Suite 970 Houston, TX 77027 Attn: Shawn Patterson Email: shawnp@valedorpartners.com	$1,320,000	--	--	--	880	--
BHB Acquisitions III, LLC c/o Baker Tilly US LLP One Penn Plaza, Suite 3000 New York, NY 10119 Attn: Matthew Bronfman, Trustee Email: mbronfman@bhbholdings.com	$150,000	--	--	--	100	--
Treetops Foundation c/o Baker Tilly US LLP One Penn Plaza, Suite 3000 New York, NY 10119 Attn: Matthew Bronfman, Trustee Email: mbronfman@bhbholdings.com	$100,000	--	--	--	67	--
TOTAL: --	$2,370,400	6,500			1,580--	-

[1] For a period of 90 days after the Effective Date, Valedor Bear Fight SPV, LP has the right, but not the obligation, to purchase up to 787 additional Class 1 Preferred Units at a purchase price of $1,500.00 per Unit.

Corrections: 1. Added capital contribution of $499,500 for Fuzzy Endorsements. 2. Deleted the 100 units Class C units each granted to Francine Pedulla and Dawn Miller. These units were cancelled due to the one-year cliff for vesting not being achieved as a result of Seth Macfarlane's early termination of his agreements with Bear Fight LLC.

Exhibit B
Amended for 25:1 Unit Split – September 12, 2025

Member's Name and Address	Capital Contributions	Class A Common Units	Class B Common Units	Class C Common Units	Class 1 Preferred Units	Class W Common Units
Next Century Spirits LLC 8601 Six Forks Road Suite 260 Raleigh, NC 27615	For Class A Common Units: $900 in agreed value for contributed intellectual property (including without limitation trademark rights and all protectible recipes, formulations, and other rights) and other assets specifically relating to the Bear Fight brand pursuant to that certain IP Assignment Agreement by and between Next Century Spirts LLC and the Company, dated as of the Effective Date. For Class 1 Preferred Units: $300,000 in cash, payable in installments as specified in Subscription Agreement.	162,500	--	--	5000	--
Fuzzy Endorsements, LLC c/o Jackoway Austen Tyerman Wertheimer Mandelbaum Morris Bernstein Trattner & Klein 1925 Century Park East, 22nd Floor Los Angeles, CA 90067 Attn: Eric Weissler Email: EWeissler@jtwamm.com	$499,500	--		--	8325--	--
Valedor Bear Fight SPV, LP 4265 San Felipe, Suite 970 Houston, TX 77027 Attn: Shawn Patterson Email: shawnp@valedorpartners.com	$1,320,000	--	--	--	22000	--
BHB Acquisitions III, LLC c/o Baker Tilly US LLP One Penn Plaza, Suite 3000 New York, NY 10119 Attn: Matthew Bronfman, Trustee Email: mbronfman@bhbholdings.com	$150,000	--	--	--	2500	--
Treetops Foundation c/o Baker Tilly US LLP One Penn Plaza, Suite 3000 New York, NY 10119 Attn: Matthew Bronfman, Trustee Email: mbronfman@bhbholdings.com	$100,000	--	--	--	1675	--
TOTAL: --	$2,370,400	162500			39500--	-

Exhibit B
Amended for 25:1 Unit Split – September 12, 2025

Member's Name and Address	Capital Contributions	Class A Common Units	Class B Common Units	Class C Common Units	Class 1 Preferred Units	Class W Common Units
Next Century Spirits LLC 8601 Six Forks Road Suite 260 Raleigh, NC 27615	For Class A Common Units: $900 in agreed value for contributed intellectual property (including without limitation trademark rights and all protectible recipes, formulations, and other rights) and other assets specifically relating to the Bear Fight brand pursuant to that certain IP Assignment Agreement by and between Next Century Spirts LLC and the Company, dated as of the Effective Date. For Class 1 Preferred Units: $300,000 in cash, payable in installments as specified in Subscription Agreement.	162,500	--	--	5000	--
Fuzzy Endorsements, LLC c/o Jackoway Austen Tyerman Wertheimer Mandelbaum Morris Bernstein Trattner & Klein 1925 Century Park East, 22nd Floor Los Angeles, CA 90067 Attn: Eric Weissler Email: EWeissler@jtwamm.com	$499,500	--		--	8325--	--
Valedor Bear Fight SPV, LP 4265 San Felipe, Suite 970 Houston, TX 77027 Attn: Shawn Patterson Email: shawnp@valedorpartners.com	$1,320,000	--	--	--	22000	--
BHB Acquisitions III, LLC c/o Baker Tilly US LLP One Penn Plaza, Suite 3000 New York, NY 10119 Attn: Matthew Bronfman, Trustee Email: mbronfman@bhbholdings.com	$150,000	--	--	--	2500	--
Treetops Foundation c/o Baker Tilly US LLP One Penn Plaza, Suite 3000 New York, NY 10119 Attn: Matthew Bronfman, Trustee Email: mbronfman@bhbholdings.com	$100,000	--	--	--	1675	--
TOTAL: --	$2,370,400	162500			39500--	-

Exhibit C

Nonrecourse Debt and Other Allocations

The provisions of this Exhibit C apply to the Company and its Unitholders at all times during which the Company is treated as a partnership for federal tax purposes. apply to the Company and its Unitholders at all times during which the Company is treated as a partnership for federal tax purposes.

Section C.1   Definitions. The following defined terms used in this Exhibit C have the meanings specified below.

(a)   "*Adjusted Capital Account*" means, with respect to any Unitholder, the balance in such Unitholder's Capital Account (as of the end of any period for which allocations of the Company's Income or Loss are made), increased by: (i) the amount of (A) any deficit balance that the Unitholder is obligated to restore upon liquidation of the Company pursuant to Regulations section 1.704-1(b)(2)(ii)(b)(3) or is treated as obligated to restore pursuant to Regulations section 1.704-1(b)(2)(ii)(c), and (B) the Unitholder's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain; and decreased by (ii) the items described in Regulations section 1.704-1(b)(2)(ii)(d)(4), (5), and (6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(b)   "*Company Minimum Gain*" has the meaning set forth for "partnership minimum gain" in sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

(c)   "*Member Nonrecourse Debt*" has the meaning set forth for "partner nonrecourse debt" in section 1.704-2(b)(4) of the Regulations.

(d)   "*Member Nonrecourse Debt Minimum Gain*" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with section 1.704-2(i)(3) of the Regulations.

(e)   "*Member Nonrecourse Deductions*" has the meaning set forth for "partner nonrecourse deductions" in sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

(f)   "*Nonrecourse Deductions*" has the meaning set forth in section 1.704-2(b)(1) of the Regulations.

(g)   "*Nonrecourse Liability*" means a liability of the Company for which no Unitholder bears the economic risk of loss within the meaning of section 1.752-2 of the Regulations.

Unless otherwise specified, other terms with initial capital letters used in this Exhibit C shall have the same meaning as ascribed to them in the main text of the Limited Liability Company Agreement of the Company, as such agreement may be further amended or restated from time to time in accordance with the provisions thereof (the "*Agreement*"). This Exhibit C

[Exhibit C – Nonrecourse Debt and Other Allocations]   C-1

shall be treated for all purposes as being fully a part of, and incorporated within, the Agreement, as if the provisions of this Exhibit C were set forth in the main text of the Agreement.

Section C.2   Special Allocations. The following special allocations shall be made in the following order:

(a)   Minimum Gain Chargeback. Except as otherwise provided in section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Exhibit C or of Article IV, if there is a net decrease in Company Minimum Gain during any fiscal year or other applicable period, each Unitholder shall be specially allocated items of Company income and gain for such fiscal year or other applicable period (and, if necessary, subsequent fiscal years or other applicable periods) in an amount equal to such Unitholder's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Unitholder pursuant thereto. The items to be so allocated shall be determined in accordance with sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section C.2(a) is intended to comply with the minimum gain chargeback requirement in section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(b)   Member Minimum Gain Chargeback. Except as otherwise provided in section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Exhibit C or of Article IV, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any fiscal year or other applicable period, each Unitholder who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such fiscal year or other applicable period (and, if necessary, subsequent fiscal years or other applicable periods) in an amount equal to such Unitholder's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Unitholder pursuant thereto. The items to be so allocated shall be determined in accordance with sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section C.2(b) is intended to comply with the minimum gain chargeback requirement in section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. If any Unitholder unexpectedly receives any adjustments, allocations, or distributions described in sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain shall be specially allocated to each such Unitholder in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any deficit Adjusted Capital Account of such Unitholder as quickly as possible; *provided, however*, that an allocation pursuant to this Section C.2(c) shall be made only if and to the extent that such Unitholder would have an Adjusted Capital Account deficit after all other allocations provided for in this Section C.2 have been tentatively made as if this Section C.2(c) were not in the Agreement. This Section C.2(c) is

[Exhibit C – Nonrecourse Debt and Other Allocations]   C-2

intended to constitute a "qualified income offset" within the meaning of section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

(d)   Gross Income Allocation. If any Unitholder has a deficit Capital Account at the end of any fiscal year (or other applicable period) that is in excess of the sum of: (i) the amount such Unitholder is obligated to restore pursuant to any provision of this Agreement; and (ii) the amount such Unitholder is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Unitholder shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; *provided, however*, that an allocation pursuant to this Section C.2(d) shall be made only if and to the extent that such Unitholder would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Exhibit C or in Article IV have been made as if Section C.2(c) hereof and this Section C.2(d) were not in the Agreement.

(e)   Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the Unitholders *pro rata* in accordance with their respective numbers of Units, unless and except to the extent that the Company Tax Rep, upon consultation with the Company's professional tax advisors, determines that another manner is required under Code section 704 and the Regulations thereunder. For purposes of determining each Unitholder's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations section 1.752-3(a)(3), such excess nonrecourse liabilities shall be allocated to and among all of the Unitholders *pro rata* in accordance with their respective numbers of Units, unless and except to the extent that the Company Tax Rep, upon consultation with the Company's professional tax advisors, determines that another manner is required under Code section 752 and the Regulations thereunder.

(f)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the Unitholder that bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations section 1.704-2(i)(1).

(g)   Forfeiture Allocations. Notwithstanding anything to the contrary in this Agreement, upon a forfeiture by any holder of any Units that are substantially nonvested and with respect to which any items of Company income, gain, deduction, loss, or credit have been allocated for any period before or including the date of disposition, then gross items of income, gain, loss or deduction shall be specially allocated to such holder if and to the extent required by final Regulations provisions promulgated after the Effective Date to ensure that allocations made with respect to all such nonvested Units are respected under Code section 704 and Regulations promulgated thereunder. The terms "forfeiture" and "substantially nonvested" for this purpose have the meaning given to such terms under Code section 83 or any final Regulations issued pursuant to Code section 704. This paragraph is intended to authorize and provide for "forfeiture allocations" as may be required in accordance with final Regulations to be promulgated under Code section 704 after the Effective Date; *provided, however*, that this Section C.2(g) shall apply only with respect to any Units to which the forfeiture allocations provisions of any such final Regulations may be applicable.

[Exhibit C – Nonrecourse Debt and Other Allocations]   C-3

(h)   Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code section 734(b) or Code section 743(b) is required, pursuant to Regulations sections 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Unitholder in complete liquidation of such Unitholder's Units in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated: (i) if Regulations section 1.704-1(b)(2)(iv)(m)(2) applies, to the Unitholders in accordance with how they would share the allocated item of gain or loss if it were included in computing the Net Income or Net Loss in the Company for the period in which the adjustment occurs; or (ii) if Regulations section 1.704-1(b)(2)(iv)(m)(4) applies, to the Unitholder to which such distribution was made.

(i)   Special Allocation of Items Resulting from Company Audits. The Board may cause the Company to make special allocations of income, gain, loss, or deduction in order to correct for distortions arising from a Company tax audit under the BBA Audit Provisions. Allocations made under this Section C.2(i) must preserve, to the greatest extent permitted by law, the after-tax economic arrangement of the Members as set forth in Article IV and Section 9.03.

Section C.3   Curative Allocations. The allocations set forth in Section C.2(a) through Section C.2(h) hereof (the "*Regulatory Allocations*") are intended to comply with certain requirements of the Regulations. It is the intent of the Unitholders that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section C.3. Therefore, notwithstanding any other provision of this Exhibit C (other than the Regulatory Allocations), such offsetting special allocations of Company income, gain, loss, or deduction shall be made in whatever manner the Board determines appropriate (based on the advice of the Company's tax advisors) so that, after such offsetting allocations are made, each Unitholder's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Unitholder would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to other Sections of the Agreement. In exercising its discretion under this Section C.3, the Board shall take into account future Regulatory Allocations that, although not yet made, are likely to be made and offset other prior Regulatory Allocations.

Section C.4   Compliance with Regulations. It is the intent of the Unitholders that, to the greatest extent possible, the allocations of all items of income, gain, loss, deduction, and credit under this Agreement: (i) have "substantial economic effect" within the meaning of, or otherwise be in accordance with, Code section 704(b) and the Regulations promulgated thereunder; and (ii) be consistent with the Unitholders' interests in the Company. Accordingly, to the extent adjustment to the allocations under this Agreement is necessary in order to be in compliance with the provisions of Code section 704(b) and the Regulations thereunder, such necessary adjustments in the allocations shall be made, but only to the smallest extent necessary. Furthermore, if there has been any adjustment in the allocations to the Unitholders on account of the preceding sentence, subsequent allocations of income, gain, loss, deduction, or credit shall, to the extent possible, be allocated to the Unitholders in the order and in a manner designed to result in each Unitholder's having a Capital Account balance equal to what such balance would

[Exhibit C – Nonrecourse Debt and Other Allocations]   C-4

have been had the allocation(s) pursuant to the preceding sentence not occurred, and in a manner that is likely to minimize any economic distortions that otherwise might result.

Exhibit D

Representatives
as of the Effective Date

Name	Appointed By:
Anthony Moniello	Class A Common Members
Rob Mason	Class A Common Members
Shawn Patterson	Class 1 Preferred Members

<u>Exhibit E</u>

Officers

Name	Office
Anthony Moniello	Co-Chief Executive Officer
Rob Mason	Co-Chief Executive Officer

<u>**Exhibit F**</u>

**Brand Standards
as of the Effective Date**

<u>**Tone**</u>

Approachable, unabashed self-effacing authenticity, with a biting sense of humor.

<u>**Who are we talking to?**</u>

25-40 year old experienced whiskey drinkers who want to be "in the know' and the cocktail curious looking for a less intimidating and affordable entry way into the single malt category. They love researching brands and nerding-out on the nuances of the process, but sharing the experience with friends and others with the same interests is what really matters. They are constantly on the lookout for their next sip of adventure.

<u>**What do we want them to...**</u>

Feel: Excitement about the prospect of a wildly unique American Single Malt Whiskey.

Know: Bear fight is not your boring, run-of-the-mill whiskey, and they're not afraid to prove it. Do: Seek out Bear Fight American Single Malt Whiskey at their favorite retailer.

<u>**Brand Truths**</u>

Bear Fight is innovative: We mix old-world tradition with new-world methods and attributes.

Bear Fight is bold: Nothing we do or say is run-of-the-mill.

Bear Fight is exceptional: We produce best in class quality in unrivaled ways.

Bear Fight is approachable: We offer premium affordability that is exclusively for everyone.

Bear Fight is proud: We stand tall behind our product, our process and our customers.

<u>**Unspoken Truth**</u> (*The unmet emotional need longing to be tapped into or explored*)

People are looking for experiences that honestly reflect who they are and the life they want to live.

<u>**Strategic Proposition**</u> (*A singular-focused statement of how we meet that need*)

Bear Fight is a wildly unique whiskey adventure.

We believe there are two types of people in the world: those who take great pleasure in stepping out of bounds to try something new, and those who should. Building upon centuries of traditional scotch distilling methods, Bear Fight American Single Malt Whiskey roars into uncharted territory with a uniquely American flavor profile unlike anything in the category. While venturing into the great unknown isn't for everyone, never forget that everything worth doing was once unknown.

Do's: Content Mandatories

- Tag @bearfightwhiskey in photo or in caption on posts

- Make reasonable efforts to include #BearFightWhiskey or other specific BF initiative hashtags on posts

- If showing the bottle, have label facing forward and clearly in view

- Use high resolution/quality image

- Shot in a well-lit location (proper lighting)

- All social postings to include required FTC notifications in the form reasonably prescribed by BF

- If multiple people are in the photo, all participants must be 21+ of age and consent to being in the photo

Don'ts: Legal Requirements

- No competitive branding or labels in assets

- Cannot show liquid to lips (consumption), but can show people holding glasses/cocktails/bottle/cheers-ing

- Must not encourage overconsumption of alcohol or underage drinking

- Must not showcase drinking and driving (Ex: car, motorcycle or boat) or any sort of activity that requires a high degree of alertness or physical coordination.

- Must not promote pornography, marijuana, violence, politics, religion or include anything that could be appealing to children or teenagers (*i.e.*, cartoons, candy, or any sort of marijuana paraphernalia next to the bottle)

- Must not imply or make claims that alcohol makes you more successful in a social or romantic situation

- Must not imply that alcohol makes things in life easier

- Bear Fight is a non-political brand, so brand specific social content must not be politically motivated in visual perception and/or tonality within the caption

- Bear Fight recommends any brand social media content to not be positioned near social media posts containing personal political views either in-feed or in a reel next to or adjacent to politically driven content

- Must not imply anything racially motivated in tonality within the captions or content itself

- Must not include anything showcasing children drinking the product

- Products must be sourced, manufactured and distributed in accordance with all applicable child labor, prison labor, health and safety, discrimination, union and other applicable laws and ethical standards

- .


FIRST AMENDMENT

**TO THE FIRST AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT**
OF
BEAR FIGHT LLC


This First Amendment (this **"Amendment"**) to the First Amended and Restated Limited Liability Company Agreement of Bear Fight LLC, a Delaware limited liability company (the **"Company"**), is made and entered into as of January 26, 2026 (the **"Effective Date"**).

Recitals

WHEREAS, the Company is party to that certain First Amended and Restated Limited Liability Company Agreement, dated as of August 25, 2023 (as amended, the "LLC Agreement"); and

WHEREAS, the Board of Representatives of the Company has approved an amendment to clarify and expand the distribution waterfall applicable to Capital Transactions, including (i) the priority return of capital to holders of Class 1 Preferred Units, (ii) the return of capital to holders of Common Units, (iii) a defined catch-up distribution to existing equity holders and certain phantom equity participants, and (iv) residual pro rata distributions thereafter; and

WHEREAS, the Company desires to amend the LLC Agreement solely to reflect such revised distribution priorities and participation rights in connection with Capital Transactions, and in no other respect.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the LLC Agreement is amended as follows:

1. Amendment to Section 4.02(a)

Section 4.02(a)(i)–(iv) of the LLC Agreement are hereby amended and restated in their entirety to read as follows:

4.02(a) Distributions Upon Capital Transactions

Upon any Capital Transaction, and after payment or reservation for Company obligations as provided elsewhere in this Agreement, the remaining available cash or other property shall be distributed in the following order of priority:

(i) Step One – Return of Class 1 Preferred Capital

First, exclusively to the holders of the Company's Class 1 Preferred Units, pro rata in accordance with their respective Capital Contributions, until such holders have received distributions equal to 100% of their unreturned Capital Contributions.

(ii) Step Two – Return of Common Capital

Second, after completion of the distributions described in clause (i), to the holders of Common Units, including Class C Common Units, pro rata in accordance with their respective unreturned Capital Contributions, until such Capital Contributions have been returned in full.

Distributions pursuant to this clause (ii) may be made on a partial basis if the cash or other property available for distribution is insufficient to return all such Capital Contributions in full.

(iii) Step Three – Existing Holder and Phantom Equity Catch-Up to $20,000,000

Third, after completion of the distributions described in clauses (i) and (ii), to (A) all existing holders of Units as of immediately prior to the issuance of Class C Common Units (but excluding holders of Class C Common Units), and (B) holders of phantom equity or similar contractual profit participation rights designated by the Company as participating in this clause (iii) (collectively, the "Step Three Participants"), pro rata based on their respective ownership of Units or contractual participation percentages, as applicable, until the Step Three Participants have received, in the aggregate, a total of $20,000,000, inclusive of all amounts distributed to such holders pursuant to clauses (i) and (ii).

For the avoidance of doubt, participation by any phantom equity holder pursuant to this clause (iii) shall be solely contractual, shall not confer any Units, Membership Interest, voting rights, or other rights of a Member, and shall be limited exclusively to the distribution mechanics set forth in this clause (iii).

(iv) Step Four – Residual Pro Rata Distribution

Finally, after completion of the distributions described in clauses (i) through (iii), to all holders of Units, including holders of Class C Common Units, pro rata in accordance with their respective ownership of Units.

2. No Other Amendments

Except as expressly amended by this Amendment, the LLC Agreement shall remain unchanged and in full force and effect.

3. Governing Law

This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of law principles.

4. Counterparts

This Amendment may be executed in one or more counterparts (including by electronic transmission), each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

5. Effectiveness

This Amendment shall be effective as of the Effective Date and shall apply to all Capital Transactions occurring on or after such date.

[signature page below]

IN WITNESS WHEREOF

The Company has executed this Amendment as of the Effective Date first written above.

BEAR FIGHT LLC
a Delaware limited liability company

By: _Anthony Moniello_____

Name: Anthony Moniello

Title: Manager